UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006170

January 16, 2004

Eric J. Bock
Executive Vice President
and Corporate Secretary
Cendant Corporation
9 West 57th Street, 37th Floor
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-16-2004

Re: Cendant Corporation
Incoming letter dated December 10, 2003

Dear Mr. Bock:

This is in response to your letters dated December 10, 2003, December 24, 2003 and January 14, 2004 concerning the shareholder proposal submitted by The Catholic Equity Fund, CHRISTUS Health, the Congregation of Divine Providence, Providence Trust and the Congregation of the Sisters of Charity of the Incarnate Word. We also have received letters from The Catholic Equity Fund dated December 16, 2003 and January 8, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Theodore F. Zimmer
President
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

Eric J. Bock
Executive Vice President
and Corporate Secretary

CENDANT

Securities Exchange Act of 1934,
Rules 14a-8(i)(2), 14a-8(i)(6) and
14a-8(i)(3)

December 10, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cendant Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

Cendant Corporation, a Delaware corporation (the "Company"), has received a shareholder proposal (the "Proposal") submitted by The Catholic Equity Fund and co-sponsored by CHRISTUS Health, Congregation of Divine Providence, Providence Trust, and Congregation of the Sisters of Charity of the Incarnate Word (collectively, the "Proponents") for inclusion in the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff) of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal may properly be omitted from the Proxy Materials. To the extent that the reasons supporting the omission of the Proposal set forth herein are based on matters of law, this letter also constitutes an opinion of counsel, as required by Rule 14a-8(j)(2)(iii).

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter and (ii) the Proposal, attached hereto as Exhibit A. In addition, a copy of The Catholic Equity Fund letter, dated November 17, 2003, is attached hereto as Exhibit B, a copy of the CHRISTUS Health letter, dated November 18, 2003, is attached hereto as Exhibit C, a copy of the Congregation of Divine Providence letter, dated November 18, 2003, is attached hereto as Exhibit D, a copy of the Providence Trust

Cendant Corporation. 9 West 57th Street, 37th Floor, New York, NY 10019. Tel: (212) 413-1836. Fax: (212) 413-1922. eric.bock@cendant.com

letter, dated November 24, 2003, is attached hereto as Exhibit E and a copy of the Congregation of the Sisters of Charity of the Incarnate Word letter, dated November 18, 2003, is attached hereto as Exhibit F. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to each of the Proponents.

I. Introduction

The Proponents seek to reduce the compensation of the Company's Chief Executive Officer (the "CEO"). The Proposal states, in pertinent part:

> RESOLVED: The shareholders urge the Board of Directors:
>
> - To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
>
> - In any proposal for shareholder approval, to provide that the CEO can receive more than the 100 times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and
>
> - In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.
>
> "Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.
>
> "Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

The full text of the Proposal, including footnotes, is attached hereto as Exhibit A.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below, (i) pursuant to Rule 14a-8(i)(2), the Proposal, if implemented, could cause the Company to breach existing employment contracts in violation of state law to which it is subject, (ii) to the extent that the Proposal, if implemented, would require the Company to violate state law, the Company lacks the power or authority to implement the Proposal, pursuant to Rule 14a-8(i)(6) and (iii) pursuant to Rule 14a-8(i)(3), the Proposal is both vague and indefinite and impugns the character, integrity and reputation of the Company and its management, and is therefore misleading under Rule 14a-9.

II. The Proposal May Be Excluded Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) Because It May Cause the Company to Breach an Existing Employment Agreement

A. Implementation of the Proposal Could Violate State Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy statement "[i]f the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." Generally, the Staff has taken the position that a company may exclude a shareholder proposal if implementation of the proposal could cause a company to breach existing compensation agreements or arrangements. Due to the fact that the Company's implementation of the Proposal could result in the breach of an existing employment agreement and therefore violate state law, the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).

In International Business Machines Corporation (February 27, 2000), the Staff found that IBM could properly exclude a shareholder proposal under Rule 14a-8(i)(2) where the proposal requested that the board of directors seek to terminate and renegotiate IBM's contractual obligations to its CEO with respect to retirement benefits under an existing employment agreement. In The Gillette Company (March 10, 2003), a shareholder proposal urged the board of directors adopt an executive compensation policy that would provide for all future stock option grants to senior executives to be performance-based. The Staff concurred with Gillette's position that the proposal would cause Gillette to breach an existing compensation agreement and concluded that unless the proposal were revised to state that it applied only to compensation agreements made in the future, Gillette could properly exclude the proposal under Rules 14a-8(i)(2) and 14a-8(i)(6). In Sensar Corporation (May 14, 2001), the Staff indicated that it would not recommend enforcement action if Sensar excluded a shareholder proposal that the company argued would require modification of the terms of outstanding options in violation of Nevada law. The Staff concluded that Sensar could exclude the proposal "under rule 14a-8(i)(2) and rule 14a8(i)(6) because it may cause Sensar to breach its existing contractual obligations." See also International Business Machines Corporation (December 15, 1995) (proposal to reduce the compensation of executive officers was excludable based on the illegality under New York law of unilateral modifications to existing contracts by the company in connection with the proposal); Whitman Corporation

(February 15, 2000) (permitting omission of a proposal in reliance on Rules 14a-8(i)(2) and 14a-8(i)(6) where the proposal would cause the company to breach an existing contract); Galaxy Foods Company (October 12, 1999) (same); and BankAmerica Corporation (February 24, 1999) (same).

The Company initially entered into an employment agreement with the Company's CEO, Henry R. Silverman, on September 30, 1991 and Mr. Silverman's employment agreement has been amended and restated from time to time since then. On July 1, 2002, the Company and Mr. Silverman entered into an amended and extended employment agreement (the "Employment Agreement"), which was subsequently amended on July 28, 2003, the full text of which is attached hereto as Exhibit G. As publicly disclosed in the Company's 2003 Proxy Statement, the terms of the Employment Agreement provide that (i) Mr. Silverman will serve as the Company's President and Chief Executive Officer and as the Chairman of the Board and Chairman of the Executive Committee of the Board of Directors and (ii) Mr. Silverman's base salary will be $3,300,000 (subject to adjustment based on the Consumer Price Index as provided for in the Employment Agreement). In addition, Mr. Silverman is entitled to an annual incentive bonus equal to 0.60% of the Company's pre-tax income (as defined in the Employment Agreement), with a limit on the amount of the bonus equal to $100,000 per each cent of the Company's diluted earnings per share (as defined in the Employment Agreement). The Employment Agreement also provides for other incentive opportunities and benefits commensurate with his position. The Employment Agreement provides for a term ending on December 31, 2012 (subject to earlier termination upon certain events).

The Proposal seeks to limit the total compensation paid to the Company's CEO in any fiscal year to "no more than 100 times" of the average compensation paid to the Company's "Non-Managerial Workers" which is defined as "those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Services Occupations or the Sales and Administrative Support components of White Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys." Based on current employee data and utilizing the Proponents definition of "Non-Managerial Workers", the Company estimates that the proposed cap would be approximately $2,700,000. Clearly, if the Proposal was implemented, it would impose a constraint on the amount of base salary that is payable to Mr. Silverman as the current base salary already exceeds the proposed cap. In addition, if the proposed cap was implemented, Mr. Silverman would not receive any of the bonus amounts provided for in the Employment Agreements as the base salary alone is in excess of the proposed cap.

The Employment Agreement is governed by New York law. Under New York law, the unilateral modification to an existing contract by an employer or failure to perform under an employment contract constitutes a breach of the employer's obligation under such employment contract. While a breach of contract can take one of several forms, the unilateral reduction of Mr. Silverman's base salary or bonus payments or the elimination of benefits otherwise agreed to and payable under the Employment Agreement in the manner contemplated by the Proposal would constitute an actionable breach of contract under New York law. See C. Bakaly and J. Grossman, The Modern Law of Employment Relationships, Section 8.1 at page 126 (Prentice Hall, 2d ed. 1989); Steranko v. Inforex, Inc., 362 N.E.2d 222 (Mass. App. 1977) (applying New York law); see generally Rudman v. Cowles Communications, Inc., 30 N.Y.2d 1, 330 N.Y.S.2d 33, 40 (Ct. App. 1972) (citing cases); Karas v. H.R. Laboratories, Inc., 271 App. Div. 530, 67 N.Y.S.2d 15, 18-19 [2nd Dept. 1946], aff'd per curiam, 297 N.Y. 494, 74 N.E.2d 192 (Ct. App. 1947) (failure to adhere to terms of employment contract was an actionable breach); see also Wegman v. Dairylea Cooperative, Inc., 50 A.D.2d 108, 376 N.Y.S.2d 728, 734 (4th Dept. 1975) (failure to perform under an employment contract constitutes a breach of such contract).

Furthermore, commentators considering New York case law have noted that where an instrument contains an unequivocal promise to pay, clear and unambiguous language is required to deprive the obligee of his right to bring an action when the promise is broken. See Liebeskind v. Mexican Light & Power Co., 116 F.2d 971, 973 (2d Cir. 1941) (citing cases). In addition, contractual provisions with respect to the amount or rate of compensation are controlling. The contract amount is the "stipulated reward for a stipulated benefit." 22 New York Jurisprudence 2d, Contract, Sec. 288 (2003) (citing cases). The Employment Agreement entitles Mr. Silverman to payment by the Company of a base salary and bonuses which would be in excess of the amount at which the Proponents would have the Company unilaterally cap such payments. As such, the implementation of the Proposal by the Company would be actionable and would clearly be unlawful.

Because the Proposal, if implemented, would impose a constraint on the potential compensation and benefits available to Mr. Silverman pursuant to the Employment Agreement that could result in a breach of such agreement, the Company believes that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) since it could result in a violation of state law.

B. The Company Would Lack the Power and Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a company may exclude a proposal from its proxy materials if the company lacks the power or authority to implement the proposal. The Staff has consistently recognized that a proposal that would, if implemented, result in a breach of an existing contract, the proposal may be excluded pursuant to Rule 14a-8(i)(6) as beyond the power and authority of the Company to implement the proposal.

In The Gillette Company (March 10, 2003), the Staff concluded that "Gillette may exclude the proposal under rules 14a-8(i)(2) and 14a8(i)(6) because [the proposal] may cause Gillette to breach an existing compensation agreement." See also Sensar Corporation (May 14, 2001) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Sensar to breach its existing contractual obligations."); NetCurrents, Inc. (June 1, 2001) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause NetCurrents to breach existing employment agreements or other contractual obligations"); and Whitman Corporation (February 15, 2000) (finding that a proposal may be excluded "under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Whitman to breach an existing contract"). As discussed above, the Company is a party to an employment agreement that entitles Mr. Silverman to compensation and benefits that are not limited by the factors set forth by the Proponents in their proposal. Imposing such limitations could cause the Company to breach the Employment Agreement, and therefore violate New York law. Accordingly, because the Company would lack the power and authority to implement the Proposal lawfully if it were approved by the Company's shareholders, the Proposal may be properly excluded pursuant to Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because The Proposal Is in Violation of Rule 14a-9

A. The Proposal Is Vague, Indefinite, and thus, Misleading in Violation of Rule 14a-9

Pursuant to Rule 14a-8(i)(3), a proposal may be excluded if the proposal or the supporting statement is contrary to any of the proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy soliciting materials. The Staff has previously taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the relevant company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. In General Electric Company (February 5, 2003), the Staff concurred in the omission of a proposal pursuant to Rule 14a-8(i)(3) where the proposal sought to "urge the [B]oard of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." General Electric argued that the proposal was "vague and indefinite because neither the share owners nor the Company's Board would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented." General Electric noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented. The Staff concluded that General Electric could omit the proposal from its proxy materials because it was vague and indefinite.

Also, in Eastman Kodak Company (March 3, 2003), the Staff decided not to recommend action where a proposal failed "to provide guidance on how it should be implemented." Similarly, In Philadelphia Electric Company (July 30, 1992), the Staff permitted exclusion of a proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See also General Electric Company (January 23, 2003) (permitting omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Gannett Company, Inc. (February 24, 1998) (permitting exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal maybe excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal"); Corning Incorporated (February 18, 1997); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation Incorporated, (March 25, 1992); and Nynex Corporation (January 24, 1990).

The Staff has also consistently concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." In Hershey Foods Corporation (December 27, 1988), a shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations." The Staff concurred with Hershey Foods' position that the proposal's use of such terms as "advertising" made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing the proposal. The Staff also concurred with Hershey Foods' position that the result of any action ultimately taken by the company in connection with the proposal could be significantly different from the action envisioned by shareholders voting on it. See also Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal "misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the [c]ompany's Board [of Directors] in implementing the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals"); Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

As in the foregoing precedents, the Proposal uses several concepts which are subject to differing interpretation and highly subjective. As a result, the Proposal is open-ended and subject to vastly different interpretations, providing only vague guidelines with respect to the implementation of its key elements. Among the uncertainties and ambiguities are the following:

- The Proposal provides that in connection with any proposal to be approved by shareholders to permit CEO compensation in excess of the cap, "the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions." How will the Company distinguish between those achievements stemming from "the CEO's contribution" versus those that are a result of favorable economic conditions or other factors?

- How should the Company identify goals that "mainly reflect the CEO's contributions"? How should the term "mainly" be interpreted in determining the appropriateness of various measures of performance?

- The Proposal also provides that in connection with any proposal to be approved by shareholders to permit CEO compensation in excess of the cap, the Company would be required to provide "equity compensation to all fulltime employees such that they participate proportionately in stock performance." On what basis is proportional participation achieved? How should "stock performance" be measured?

- The supporting statement suggests that offers of equity compensation to the CEO should also be made "to all fulltime workers on a basis that would avoid increasing the pay gap." How should "the pay gap" be quantified?

The Company's shareholders are being asked to approve a Proposal that provides absolutely no guidance or specific instructions in connection with the types of actions the Company might reasonably be expected to take in implementing it. Without this necessary guidance, the Company could potentially implement the Proposal on terms that are in contravention of the intentions of the shareholders who voted for it. Furthermore, the ambiguous and open-ended terms of the Proposal could only mislead shareholders to indulge multiple interpretations with respect to what actions or measures would be required, or even feasible, in its implementation, especially in light of the Company's currently existing contractual obligations with its CEO. Because of the Proposal's vagueness and indefiniteness, the Company believes that the Proposal is materially misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposal is Materially False and Misleading in Violation of Rule 14a-9

Pursuant to Note (b) of Rule 14a-9 "any material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation" is materially false and misleading, and thus, would be excludable pursuant to Rule 14a-8(i)(3). Since the Proposal impugns the character, integrity, and reputation of the Company's management, it may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

The tenor of the supporting statement implies improper, unethical and possibly illegal behavior on the part of the Company's management. The Proponents state, without factual foundation, that the Company "appears to be part of [a] national problem" characterized by CEOs who are tempted "to undertake self-serving ventures." The Proponents also imply that the Company's "excessive" CEO compensation "degrades long-term stock performance." Curiously, the Proponents' authority cited in support of this latter assertion, the full text of which is attached hereto in its entirety as Exhibit H, concludes that although it "seems that high pay destroys high performance...a statistical analysis of the 30 companies [as surveyed by the author] showed there to be no significant difference in [stock] performance (emphasis added)" of such companies (Crystal, Graef. "U.S. CEO Pay Averages $12M Annually; Jobs No. 1." 13 Aug 2003, Bloomberg). The proponents further imply that the Company's practices "degrades worker[s]" and "violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles." Because these accusations are devoid of any factual foundation and directly impugn the ethics and integrity of the Company and its management, the Proposal may therefore may be properly omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(3).

IV. Conclusion

For the reasons discussed in this letter, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the Proxy Materials (i) under Rule 14a-8(i)(2) because the Proposal could, if implemented, cause the Company to violate state law, (ii) under Rule 14a-8(i)(6) because the Company would lack the power or authority to implement the Proposal, and (iii) under Rule 14a-8(i)(3) because the Proposal is both vague and indefinite and impugns the character, integrity and reputation of the Company and its management, and is therefore, misleading in violation of Rule 14a-9. Should the Staff disagree with the Company's position, or require any additional information, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

To assist us in preparing our Proxy Materials for the 2004 annual meeting of stockholders, we would greatly appreciate the Staff's response to this letter by January 28, 2004. If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 413-1836.

Sincerely,

Eric J. Bock
Executive Vice President, Law
and Corporate Secretary

Enclosures

cc: Theodore F. Zimmer, President
The Catholic Equity Fund

Donna Meyer, Ph.D., System Director - Community Health
CHRISTUS Health

Sister Antoinette Kaiser, Treasurer
Congregation of Divine Providence

Sister Imelda Gonzalez, Trustee
Providence Trust

Sister Lillian Anne Healy, Director of Corporate Responsibility
Congregation of the Sisters of Charity
of the Incarnate Word

Exhibit A

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.'

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all full-time employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").

2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.

3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").

4. Economist.com, Executive Pay, 10/9/03

5. http://bwnt.businessweek.com/exec_comp/2003/index.asp ; http://www.forbes.com/2003/04/23/ceoland.html

6. AFL/CIO Executive Paywatch, www.aflcio.org

THE CATHOLIC FUNDS®

GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicknights.com

November 17, 2003

BY UPS 3 DAY SELECT

Eric J. Bock
Executive Vice-President,
Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, N.Y. 10019

Re: **Shareholder Proposal** for 2004 Annual Meeting

Dear Mr. Bock:

The Catholic Equity Fund (a component of The Catholic Funds, Inc.) is an S&P 500 Index mutual fund (minus 6 companies excluded for abortion reasons) that seeks to advocate for certain values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;

2. Promoting fair but not excessive executive compensation;

3. Promoting effective oversight by boards of directors.

As president of the Catholic Equity Fund, I submit the enclosed CEO Pay Limit proposal for inclusion in the proxy statement for the 2004 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as the **primary filer** of this resolution, which may be co-filed by others. One or more of our representatives will be present at the annual meeting to introduce the proposal.

The Catholic Equity Fund is the beneficial owner of 2,900 shares of Cendant Corporation common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the annual meeting. A verification of ownership is enclosed.

We hope that through dialogue these issues and concerns can be resolved in a mutually satisfactory way prior to the annual meeting.

Sincerely,

Theodore F. Zimmer

Theodore F. Zimmer
President

Encl.

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

usbank. Five Star Service Guaranteed

November 14, 2003

To Whom It May Concern:

We are writing as the record holder of securities currently owned by The Catholic Equity Fund, a mutual fund that is part of The Catholic Funds, Inc., which is a registered investment company.

The Catholic Equity Fund currently owns 2,900 shares of the common stock of Cendant Corporation. It has owned shares of Cendant continuously for more than one year. These shares are registered in the name of Cede & Co. (which is the street name for DTC).

Sincerely,

Dennis P. Roebel
Assistant Vice President

CHRISTUS Health.

November 18, 2003

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

Dear Mr. Bock:

CHRISTUS Health, as a faith-based investor, looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Cendant Corporation. It is our intention to keep shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Yours truly,

Donna

Donna Meyer, Ph.D.
System Director – Community Health

DM:kg

Enclosure

cc: Theodore F. Zimmer, Gary Brouse, James W. Donovan, Julie Wokaty

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").

2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.

3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").

4. Economist.com, Executive Pay, 10/9/03

5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html

6. AFL/CIO Executive Paywatch, www.aflcio.org

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 18, 2003

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

Dear Mr. Bock:

The Congregation of Divine Providence looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Cendant Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Yours truly,

S. Antoinette Keiser

Sister Antoinette Keiser
Treasurer

Enclosure

Generalate • P.O. Box 37345 • San Antonio, Texas 78237-0345 • Phone 210-695-8721 • Fax 210-695-6033

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive, often tempts CEOs to undertake self-serving ventures and often degrades long-term stock performance. The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently. Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker.

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03.
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org.

Exhibit E

RECEIVED
DEC - 2 2003
Eric J. Bock

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 24, 2003

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

Dear Mr. Bock:

Providence Trust looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Cendant Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Sincerely,

Imelda Gonzalez cdp.

Sister Imelda Gonzalez
Trustee

Enclosure

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and
- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

<u>Notes</u>:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 18, 2003

RECEIVED
DEC - 2 2003
Eric J. Bock

Eric J. Bock
Executive Vice President, Law and Corporate Secretary
Cendant Corporation
9 West 57th Street
New York, NY 10019

Dear Mr. Bock:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Catholic Equity Fund. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Cendant Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Theodore F. Zimmer, President of The Catholic Funds, Inc., which includes the Catholic Equity Fund, if you believe that dialogue might be helpful. His telephone number is (414) 278-6490 or he can be reached by email at tzimmer@catholicknights.com.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility

Enclosure

/jch

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and often degrades long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

Cendant Corporation appears to be part of this national problem. Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and
- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. Graef Crystal, Bloomberg 8/13/03 ("high pay destroys high performance").
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

EXHIBIT 10.73

AMENDED AND EXTENDED EMPLOYMENT AGREEMENT

This Amended and Extended Employment Agreement ("Agreement") dated as of July 1, 2002 (the "Effective Date"), by and between Cendant Corporation, a Delaware corporation (the "Company"), and Henry R. Silverman (the "Executive").

WHEREAS, the Executive has served as the Chairman of the Board and Chief Executive Officer and President of the Company or its predecessors and currently serves as such pursuant to an employment agreement that has been amended over the years to reflect the growth of the Company and the Executive's expanded responsibilities and duties (the "Prior Agreement"):

WHEREAS, the Board of Directors of the Company (the "Board") recognizes that the Executive's contribution to the growth and success of the Company has been substantial and that the size and scope of the Company's operations have expanded significantly in recent years requiring increased executive management oversight and additional responsibilities for the Executive; and

WHEREAS, the Board and the Executive desire to further amend and restate the Executive's employment agreement to extend the term of employment of the Executive and to provide the Executive with employment arrangements with the Company in the best interests of the Company and its stockholders and the Executive is willing to commit himself to serve the Company on the terms and conditions herein provided, which terms and conditions shall be considered for all purposes an extension of the Executive's Prior Agreement.

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to the terms and conditions set forth below.

1. TERM OF EMPLOYMENT. The employment of the Executive by the Company pursuant to this Agreement shall begin as of the Effective Date and shall end on December 31, 2012, subject to earlier termination as provided herein (the "Expiration Date") (such period from the Effective Date to the Expiration Date, the "Term").

2. POSITION AND DUTIES. During the Term the Executive shall serve as Chairman of the Board and Chairman of the Executive Committee and President and Chief Executive Officer of the Company and shall report solely and directly to the Board. During the Term, the Executive shall at all times be the senior-most officer of the Company, with the duties, responsibilities and authority commensurate with chief executive officers of public entities of similar size, and in any case consistent with such duties, responsibilities and authority as have heretofore been his as Chairman and CEO. The Executive shall devote such time and effort as may be necessary and appropriate from time to time in the circumstances for the proper discharge of his duties and obligations under the Agreement.

3. PLACE OF PERFORMANCE. In connection with the Executive's employment, the Company shall continue to provide him with an office, office furniture and office staff of his selection in midtown Manhattan of the New York City metropolitan area at the same level as currently provided for, which office shall continue to be his base of operations, except to the extent that the Executive may, at his election, render his services from other locations, and except for required travel on the Company's business. The Company shall pay all the

Executive's reasonable business expenses which relate to the Company at such Manhattan location.

4. COMPENSATION AND RELATED MATTERS. (a) SALARY. During the Term, the Company shall pay the Executive an annual base salary at a rate of $3,300,000 per year, such salary to be paid in substantially equal semi-monthly or bi-weekly installments. Such annual salary shall be increased on each January 1, commencing January 1, 2003, during the Term (an "Adjustment Date") as follows: if the "Consumer Price Index" for the calendar month immediately preceding the applicable Adjustment Date shall exceed the Consumer Price Index for the corresponding month during the prior year, then such salary (as previously adjusted) shall be determined by multiplying the amount of such salary (as previously adjusted) by a fraction, the numerator of which shall be the Consumer Price Index for the calendar month immediately preceding the applicable Adjustment Date, and the denominator of which shall be the Consumer Price Index for the applicable month during the prior year. Each adjustment shall be made as promptly as practicable after publication of the Consumer Price Index for the month immediately preceding the applicable Adjustment Date. Immediately after such publication, the Company shall pay to the Executive such additional amount as shall be required to bring the aggregate of the semimonthly installments of the then current annual salary paid to the Executive on and after the applicable Adjustment Date up to the total dollar amount required by reason of such adjustment; thereafter, all monthly installments of the adjusted annual salary for the balance of the 12 months shall be made at the newly adjusted rate. In no event shall such annual salary (as previously adjusted) be decreased to reflect a decline in the Consumer Price Index. As used in this Agreement, "Consumer Price Index" shall mean the Consumer Price Index, Urban Wage Earners and Clerical Workers, Northeast Urban Size A, published by the Bureau of Labor Statistics of

the United States Department of Labor. The applicable number in such Index, for purposes of this Agreement, shall be the number for "All Items" (which number for the month of March 2002 was 183.6). In the event a substantial change is made with respect to the information used to determine the Consumer Price Index, or in the event another publication is used because the Consumer Price Index is not published, appropriate adjustment shall be made in the corresponding numbers for prior periods so that after such adjustment the same result will be produced as would have resulted had there been no such change in the Consumer Price Index or had it continued to be published. Notwithstanding the foregoing, the Board may, during the Term, increase (but not decrease) the Executive's annual base salary from what would otherwise be payable hereunder.

(b) EXPENSES. During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable and customary expenses incurred by him in performing services hereunder, including first-class travel accommodations (air and lodging) for business-related travel and living expenses while away from home on business or at the request of and in the service of the Company; provided, that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Company and approved by the Board. The Company shall provide the Executive with a car and driver. So long as the Company is in the car rental or car leasing business, the Company shall also continue to arrange to provide the Executive, in a manner consistent with past practice prior to the execution of this Agreement, access to and the use of "demonstration" and/or other vehicles used for product testing and evaluation at the Executive's request.

(c) OTHER BENEFITS. The Executive shall be entitled to participate in or receive benefits under any employee benefit plan, arrangement or perquisite made available by the

Company now or in the future to its senior- most management and key management employees, and nothing paid to the Executive under any plan, arrangement or perquisite presently in effect or made available in the future shall be deemed to be in lieu of the salary and other compensation payable to the Executive pursuant to this Section 4. Any payments or benefits payable to the Executive hereunder in respect of any year during which the Executive is employed by the Company for less than the entire such year shall, unless otherwise provided in the applicable plan or arrangement, be prorated in accordance with the number of days in such year during which he is so employed. Without limiting the generality of the foregoing, the compensation, benefits and perquisites provided pursuant to this paragraph (c) shall (i) in no event be less favorable than such compensation, benefits and perquisites provided to the Company's Chairman of the Board of Directors (at such times as the Executive is not serving in such capacity) or the Chief Executive Officer (at all other times during the term of employment hereunder), (ii) provide the Executive with a level of benefits and perquisites no less favorable than those that are made available to chief executive officers of other comparable public companies, (iii) be no less favorable than the highest level of compensation, benefits and perquisites provided to the Executive currently under the Prior Agreement, and (iv) include (A) use of an automobile driver and car service consistent with current practice as in effect prior to the execution of this Agreement and (B) priority use and scheduling of the Company aircraft as provided for in Section 4(h) below.

(d) INDEMNIFICATION. In addition to any indemnification provided by the Certificate of Incorporation or By-Laws of the Company or otherwise (the indemnification provisions of which shall not be amended in any way to limit or reduce the level or nature of indemnification available to the Executive as a Director or officer of the Company during the

Term from that in effect immediately prior to the execution of this Agreement), the Company shall indemnify and provide reasonable advances for expenses to the Executive, to the fullest extent permitted by the laws of the State of Delaware, if the Executive is made a party, or threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Executive is or was an officer, director or employee of the Company or any subsidiary or affiliate thereof, in which capacity the Executive is or was serving at the Company's request, against expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement incurred by him in connection with such action, suit or proceeding. The Company shall at no cost to the Executive at all times include the Executive, during the Term and for so long thereafter as Executive may be subject to any such claim, as an insured under any directors' and officers' liability insurance policy maintained by the Company, which policy shall provide such coverage as the Board may deem appropriate (but in no event less than the coverage as in effect prior to the execution of this Agreement). Any payments under this provision which are treated as taxable income to the Executive (in accordance with IRS rules and regulations) shall be grossed up for tax purposes at the Executive's then applicable federal, state and local tax rate.

(e) BONUS. (i) In addition to the annual base salary provided for above in Section 4(a), the Company shall pay to the ----- Executive incentive compensation in an amount determined as follows (such amount, the "Annual Formula Bonus"):

(A) FOR FISCAL YEAR 2002 FROM JANUARY 1, 2002 THROUGH TO THE EFFECTIVE DATE:

The Company shall pay to the Executive an Annual Formula Bonus in an amount equal to seventy-five basis points (0.75%) of the Company's

Adjusted EBITDA (as defined below) for Fiscal Year 2002 determined through to the Effective Date; PROVIDED, HOWEVER, that such bonus payment shall in no event exceed 150% of the pro rated annual base salary payable to the Executive through to the Effective Date.

(B) FOR FISCAL YEAR 2002 FROM THE EFFECTIVE DATE THROUGH TO THE END OF FISCAL YEAR 2002 AND EACH FISCAL YEAR THEREAFTER

The Company shall pay to the Executive an Annual Formula Bonus for any particular fiscal year (or part thereof) during the Term equal to the product of (I) sixty basis points (0.60%) multiplied by (II) the Company's Adjusted Pre-Tax Income (as defined below) for such fiscal year (or part thereof, and in the case of Fiscal Year 2002 Adjusted Pre-Tax Income shall be determined from the Effective Date through the end of Fiscal Year 2002); PROVIDED, HOWEVER, that such bonus payment shall in no event exceed the product of (x) $100,000 multiplied by (y) each penny of the Company's Adjusted Diluted Earnings Per Share (as defined below) for such fiscal year (or part thereof, and in the case of Fiscal Year 2002 Adjusted Diluted Earnings Per Share shall be determined from the Effective Date through the end of Fiscal Year 2002).

(ii) The aggregate Annual Formula Bonus due the Executive for Fiscal Year 2002 shall be the sum of the Fiscal Year 2002 bonus calculations provided for in subclauses (e)(i)(A) and (e)(i)(B) above.

(iii) For purposes of this Agreement:

"Adjusted EBITDA" shall mean the Company's earnings before interest, taxes, depreciation and amortization for any applicable fiscal year as reflected on the Company's audited consolidated statements of income, but (A) adjusted for any extraordinary gains or losses or items of a non-recurring nature to the extent such may have otherwise been reflected in the Company's audited financial statements and any acquisition and integration costs arising in connection with or otherwise related to acquisitions or mergers undertaken by the Company and (B) including any budgeted EBITDA for the applicable fiscal year (or part thereof) attributable to any business division, unit or operation that was sold, transferred, spun-off, or otherwise disposed of during such fiscal year; "Adjusted Pre-Tax Income" shall mean the Company's income before taxes for any applicable fiscal year as reflected on the Company's audited consolidated statements of income, as the same may be adjusted by the Company's auditors, and further adjusted for any extraordinary gains or losses or items of a non-recurring nature to the extent such may have otherwise been reflected in the Company's audited financial statements and any acquisition and integration costs arising in connection with or otherwise related to acquisitions or mergers undertaken by the Company; and "Adjusted Diluted Earnings Per Share" shall mean the Company's diluted earnings per share as reflected on the Company's quarterly and/or annual press releases as the same may be adjusted by the Company's auditors, and including adjustments for any extraordinary gains or losses (net of taxes, per diluted share) or items of a non-recurring nature (net of taxes, per diluted share) to the extent such may have otherwise been reflected in the Company's audited financial statements and any acquisition and integration costs (net of taxes, per diluted share) arising in connection with or otherwise related to acquisitions or mergers undertaken by the Company to the extent such may have otherwise been reflected in the Company's audited financial statements and/or press releases.

(iv) The Annual Formula Bonus, with respect to any fiscal year of the Company, shall be paid to the Executive no later than ninety (90) days following the end of such fiscal year, or as soon as practicable thereafter if the amount of such Annual Formula Bonus cannot be determined by such date. Notwithstanding the foregoing, a prorated Annual Formula Bonus shall not be paid for a partial year if the Executive's employment is terminated for Cause pursuant to Section 6(a)(iii) or by a voluntary resignation pursuant to Section 6 (b).

(f) OPTIONS AND RESTRICTED STOCK. During the Term, the Board or the Compensation Committee of the Board may grant options or restricted stock to the Executive from time to time on a discretionary basis, on such terms and conditions as the Board or Committee deems appropriate; provided that to the extent the terms and conditions of this Agreement conflict with or are otherwise inconsistent with the terms and conditions of any such stock option, restricted stock or other equity based award plan (including but not limited to the provisions regarding accelerated vesting of options or lapsing of restrictions on restricted stock), the terms and conditions of this Agreement shall govern and prevail.

(g) LIFE INSURANCE BENEFITS. Subject to the terms and conditions of the Split-Dollar Agreements dated as of August 23, 2000 by and between the Company and the Executive and the Limited Collateral Assignments related thereto (the "Insurance Agreements"), the

Company shall maintain throughout the Term and following the termination or expiration of the Term for any reason and for the remainder of the Executive's life, one or more term life insurance policies on the life of the Executive in the aggregate face amount of $100 million. Any reference to the Executive's Amended and Restated Employment Agreement set forth in the Insurance Agreements shall be deemed to mean this Agreement. Nothing contained in this paragraph shall in any way reduce or alter the Executive's rights under the Insurance Agreements or reduce or alter the Company's obligations under the Insurance Agreements, including without limitation the Executive's right to name beneficiaries of the policies and the Company's obligation to make certain premium payments in respect of the policies. The Company represents and warrants that the terms of the Insurance Agreements are in conformance with the provisions of this Agreement.

(h) USE OF AIRCRAFT. In order to ensure the accessibility and safety of the Executive during the Term, the Executive shall have priority scheduling on Company aircraft used for business purposes and Executive shall be entitled to any other use of Company aircraft in accordance with Company practice. The Company also shall reimburse Executive for all costs associated with the Executive's use of aircraft in accordance with the Company's policies, whether the aircraft is being chartered or is Company-owed. Any payments under this provision which are to be treated as taxable compensation to the Executive (in accordance with IRS rules and regulations) shall be grossed up for tax purposes at the Executive's then applicable federal, state and local tax rate.

(i) REGISTRATION RIGHTS AND RELATED ASSISTANCE. During the Term and for so long thereafter as the Executive or his estate directly or indirectly own common stock, stock options or equity-based awards in the Company, (A) the Company shall file with the Securities and Exchange Commission and thereafter maintain the effectiveness of one or more registration statements registering under the Securities Act of 1933, as amended (the "1933 Act"), the offer and sale of shares by the Company to Executive pursuant to stock options or other equity-based awards granted to Executive under Company plans or otherwise or, if shares are acquired by Executive in a transaction not involving an offer or sale to Executive but resulting in the acquired shares being "restricted securities" for purposes of the 1933 Act, registering the reoffer and resale of such shares by Executive, (B) the Executive shall have unlimited piggyback registration rights in connection with any proposed public offering by the Company (subject to any reasonable allocation requirements and/or restricted selling or blackout periods imposed by the Company or any applicable regulatory agency), and (C) to the extent the Executive (or his estate) determines to engage in an exempt sale of any common stock or other securities of the Company, the Company shall take all reasonable steps to cooperate with and assist the Executive (or his estate) in connection with such sale.

5. ADDITIONAL POTENTIAL COMPENSATION. Nothing in this Agreement shall prohibit the Compensation Committee of the Company's Board of Directors from awarding additional compensation to the Executive if, in its sole discretion, the Compensation Committee determines that such a payment is warranted based upon the Executive's performance.

6. TERMINATION. (a) The Executive's employment pursuant to this Agreement may be terminated by the Company only under the following circumstances:

(i) DEATH. The Executive's employment shall terminate upon his death. If the Executive's employment is terminated pursuant to this paragraph his estate or legal representative shall receive his accrued annual base salary through the date his employment is terminated, an Annual Formula Bonus prorated for the period ending on the date his employment is terminated and any other earned and accrued, but otherwise unpaid amounts (including, without limitation, any then unpaid Annual Formula Bonus). In addition, the Executive's eligible dependants shall be entitled to continued Health and Welfare Coverage (as defined below) for the remainder of their lives at the prevailing contribution rates applicable to Company employees receiving such Health and Welfare Coverage.

(ii) DISABILITY. If, in the written opinion of a qualified physician selected by the Company and acceptable to the Executive (or the Executive's legal representative) the Executive shall become permanently and totally unable to perform his duties hereunder due to physical or mental illness, and has failed, because of such illness, to render, for at least six (6) consecutive months, services of the character contemplated by this Agreement, the Company may terminate the Executive's employment upon 30 days written notice to the Executive , and in such event, the Executive's employment with the Company shall terminate effective upon the 30th day after receipt of such notice (provided that the Executive shall not have returned to full-time performance prior to such time). If the Executive's employment is terminated pursuant to this paragraph, he shall receive a lump sum cash payment within 30 days of the date of termination in an amount equal to the sum of (A) the Executive's accrued and unpaid Base Salary through the date of termination and any earned but unpaid Annual Formula Bonus, (B) an Annual Formula Bonus for the fiscal year in which such termination occurred, prorated for the number of whole or partial months worked by the Executive in such year, but based upon the Company's then most current financial forecast of pre-tax income for such fiscal year consistent with past practices, and (C) the greater of (I) the aggregate amount of Base Salary that would have been paid to the Executive for the remainder of the Term, assuming for purposes of this Section 6(a)(ii) that the Executive would have received for the remainder of the Term the highest annual Base Salary paid (or in the case of Base Salary due during the year of termination, payable) within five (5) years of the date of termination (the "Designated Base Salary"), or (II) the product of the Designated Base Salary multiplied by three (3); PROVIDED THAT the amount of any Base Salary payable hereunder shall be reduced by the sum of (x) amounts that have been paid to the Executive under any Company-sponsored disability plan providing disability benefits to the Executive with respect to the disability giving rise to the termination pursuant to this Section 6(a)(ii) ("Covered Disability Payment") and (y) the present value, calculated in a manner reasonably acceptable to the Executive, of any Covered Disability Payment to be paid to the Executive. In addition, the Executive and his eligible dependants shall be entitled to continued Health and Welfare Coverage (as defined below) for three (3) years after the date of his termination ("3-Year Benefit Plan Coverage"), after which the Executive (and his eligible dependants) shall be eligible for the lifetime benefits provided for under Section 6(vi) of this Agreement.

(iii) CAUSE. The Company may terminate the Executive's employment for Cause. As used in this Agreement, "Cause" shall mean: (A) the willful and continued failure by the Executive substantially to perform his duties hereunder (other than any such failure resulting from the Executive's incapacity due to physical or mental illness) after written warning from the Board specifying in reasonable detail the breach(es) complained of; (B) fraud or willful misconduct that has a material detrimental effect upon the Company, as finally determined through arbitration or final judgment of a court of competent jurisdiction (which arbitration or judgment, due to the passage of time or otherwise, is not subject to further appeal); or (C) conviction of a criminal offense constituting a felony (which conviction, due to the passage of time or otherwise, is not subject to further appeal). For purposes of the foregoing, no act or failure to act on the part of the Executive shall be considered "willful" unless it is done, or omitted to be done, by the Executive without reasonable belief that Executive's action or omission was in the best interests of the Company. Any act or failure to act that is authorized by the Board or pursuant to the advice of counsel and that is undertaken by the Executive for the Company shall be conclusively presumed to be done, or omitted to be done, by the Executive in the best interests of the Company. The Executive's employment shall not be deemed to have been terminated for Cause unless the Company shall have given or delivered to the Executive (I) reasonable notice setting forth the reasons for the Company's intention to terminate the Executive's employment for Cause, (II) an opportunity for the Executive to cure any such breach during the 30-day period after the Executive's receipt of such notice, (III) a reasonable opportunity, at any time during the 30-day period after the Executive's receipt of such notice, for the Executive, together with his counsel, to be heard before the Board, and (IV) a Notice of Termination (as defined below) stating that, in the good faith opinion of not less than 75% of the disinterested Board members then in office, the Executive was guilty of the conduct set forth in clauses (A), (B) or (C) of the preceding sentence. For purposes of this Agreement, a "Notice of Termination" means a written notice which (x) indicates the specific termination provision of this Agreement relied upon, (y) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment under the provision so indicated and (z) specifies the termination date (which date shall be not less than ninety (90) days after the giving of such notice). On the termination date specified in a Notice of Termination duly delivered pursuant to this paragraph, the Executive's compensation and other benefits set forth in this Agreement (other than Section 4(d) and other than any compensation or benefit that shall have been earned or otherwise accrued but not been paid as of such date) shall terminate. For purposes of the foregoing, no certification by the Executive, as may be required by any governmental authority, of any periodic reports or other documentation filed by the Company under any applicable law, rule or regulation shall provide any basis for any alleged "Cause" hereunder so long as the Executive reasonably relied on the Company's disclosure and reporting procedures in connection with Executive's review of the periodic reports or other documentation underlying his certification and the Executive believed that his certification was accurate at the time made (such certification shall be referred to as a "Covered Certification").

(iv) GOOD REASON. The Executive may terminate his employment for "Good Reason." As used in this Agreement, "Good Reason" shall mean: (A) the failure to elect and continue the Executive as Chairman of the Board and Chairman of the Executive Committee or to nominate the Executive for re-election as a member of the Board; (B) the assignment to the Executive of duties, authorities, responsibilities and reporting requirements inconsistent with his position, or if the scope of any of the Executive's material duties or responsibilities as Chief Executive Officer and President of the Company is reduced or expanded to a significant degree without the Executive's prior consent, except for any reduction in duties and responsibilities due to Executive's illness or disability and except in the event the Board shall determine that the Executive shall no longer serve the Company in the capacity of President and/or Chief Executive Officer but permits the Executive to continue to serve the Company in the capacity of Chairman of the Board of Directors and Chairman of the Executive Committee; (C) a reduction in or a substantial delay in the payment of the Executive's compensation or benefits from those required to be provided in accordance with the provisions of this Agreement; (D) a requirement by the Company or the Board, without the Executive's prior written consent, that the Executive be based in another location that is more than a 20-mile radius from the Executive's mid-town Manhattan offices as provided for under Section 3, other than on travel reasonably required to carry out the Executive's obligations under this Agreement; (E) the failure of the Company to indemnify the Executive (including the prompt advancement of expenses), or to maintain directors' and officers' liability insurance coverage for the Executive, in accordance with the provisions of Section 4(d) hereof; (F) the Company's purported termination of the Executive's employment for Cause other than in accordance with the requirements of this Agreement; (G) a "Change of Control" as defined below shall have occurred; (H) the delivery to the Board of a written notice from the Executive stating that the Executive is unable to deliver a Covered Certification because either (I) the Company and/or its representatives have failed to cooperate or otherwise have prevented the Executive from completing such review as he deems necessary to deliver a Covered Certification or (II) the Company and/or its representatives have failed to address the Executive's reasonable concerns regarding the adequacy and completeness of the periodic reports or other documentation, or regarding the Company's disclosure or reporting procedures, as to which the Covered Certification relates, PROVIDED THAT in any such case the Board fails to cure to the Executive's satisfaction any of the matters addressed in subclauses (I) or (II) in a timely manner prior to when the Covered Certification would otherwise have been required to be filed; (I) the failure of any successor company to the Company to assume this Agreement in accordance with Section 9 hereof; and (J) any other breach by the Company of any provision of this Agreement. For purposes of this Agreement, "Change of Control" shall have the meaning set forth in the Company's 1993 Stock Option Plan as of the date hereof with respect to the definitions of a "Change-of-Control Transaction," subject to any subsequent modifications in such definitions that are more favorable to the Executive, PROVIDED THAT in any event "Change of Control" shall include the approval by the shareholders of the Company of any transaction or series of transactions under which the Company is merged or consolidated with any other company, other than a merger or consolidation (I) which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 66 2/3% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation and (II) after which no person holds 20% or more of the combined voting power of the then-outstanding securities of the Company or such surviving entity.

(v) OTHER. If the Executive's employment is terminated by the Company, other than as set forth in paragraphs (i), (ii) or (iii) of this Section 6(a), or if the Executive terminates for Good Reason, then (A) the Company shall continue to make available to the Executive and his eligible dependants continued Health and Welfare Coverage (as defined below) until the later of the remainder of the Term or the 3-Year Benefit Plan Coverage period, unless the Executive shall theretofore deliver a written notice to the Company to the effect that he elects not to accept such other benefits (and provided that upon the expiration of this Agreement at the end of the Term, the Executive (and his eligible dependants) shall be entitled to the benefits set forth in Section 6(vi) hereof), (B) all stock options held by the Executive immediately prior to such termination, to the extent not theretofore fully vested and exercisable, shall become fully vested and exercisable and all shares of restricted stock held by the Executive immediately prior to such termination shall become fully vested and free of restrictions (PROVIDED THAT the vesting and exercisability of those stock options granted to the Executive on October 14, 1998 (the "1998 Option Grant") shall continue to be governed by the operative terms of the Prior Agreement applicable to the 1998 Option Grant, and (C) the Company shall pay to the Executive, on the date of termination, a lump sum cash payment equal to the sum of (I) the Annual Formula Bonus pro rated through the date of termination (the "Accrued Bonus") plus (II) the product of (x) the sum of (1) the Executive's annual base salary (as in effect immediately prior to such termination) plus (2) the Annual Formula Bonus, multiplied by (y) the greater of (1) the number of years (including partial years) remaining in the Term (determined immediately prior to such termination) or (2) 2.99. (the amounts payable to the Executive pursuant to preceding subclauses (I) and (II) shall be referred to as the "Termination Payment"). For purposes of determining the Termination Payment, the Annual Formula Bonus shall be calculated assuming the Executive is employed for the entire fiscal year in which such termination occurs, but shall be based upon the Company's then most current financial forecast of pre-tax income for such fiscal year consistent with past practices. Notwithstanding anything herein to the contrary, in the event the Board and the Executive agree that the Executive shall no longer serve the Company in the capacity of President and/or Chief Executive Officer, then so long as the Executive agrees to continue to serve the Company in the capacity of Chairman of the Board of Directors and Chairman of the Executive Committee, such change in position and duties shall not be deemed a termination of the Executive's employment by the Company within the meaning of this Section 6(a)(v). Notwithstanding any provision of this Agreement to the contrary, if the Executive is eligible under any other plan or arrangement for any additional benefit or payment in the event of a change of control of the Company then the Executive shall be entitled to receive such payment or benefit in accordance with the terms of such plan or arrangement.

(vi) CERTAIN POST TERM BENEFITS AND OBLIGATIONS. (A) If the Executive's employment under this Agreement is terminated by the Company, other than as set forth in paragraphs (i) or (iii) of this Section 6(a), or if the Executive terminates his employment for Good Reason under this Agreement, or upon the expiration of the Term (in each case, the "Post Term Period"), then (I) the Company shall provide to the Executive the Separation Benefits for the remainder of his life and/or the Separation Benefits Buyout, if applicable, each as defined below, and (II) for the remainder of his life, the Company agrees to maintain the Executive as an employee (but not an officer) of the Company, and the Executive agrees to keep himself reasonably available to the chief executive officer of the Company to render such advice and perform such services on behalf of the Company as may be reasonably requested by such chief executive officer (provided that the Executive shall not be required to render such advice or perform such services for more than ninety (90) days in any calendar year, subject to the Executive's reasonable availability) (such services, the "Post Term Services"), in consideration for which the Executive shall receive monthly payments from the Company in the amount of $83,000 (which amount shall be adjusted to reflect all increases in the Consumer Price Index following the Effective Date and to be adjusted annually following termination of the Executive's employment to reflect any increase in the Consumer Price Index from the preceding calendar year) (the

"Post Term Compensation"). The Company's obligations set forth in this Section 6(a)(vi) are not to be subject to setoff or reduction, PROVIDED, HOWEVER, that (x) the Company's obligation to continue to employ the Executive and pay any future Post Term Compensation not yet then accrued shall terminate if during the Post Term Period (1) the Executive should become totally and permanently unable to provide the Post Term Services, (2) absent a breach of this Agreement by the Company, the Executive is otherwise unwilling to continue to perform the Post Term Services, (3) the Executive is convicted of a criminal offense constituting a felony (which conviction, due to the passage of time or otherwise, is not subject to further appeal) or (4) the Executive is found to have breached the restrictive covenants set forth in this Agreement, if applicable, (y) the Company's obligation to pay and/or continue any Separation Benefits (as defined below) not yet then accrued shall terminate upon the occurrence during the Post Term Period of any of the events described in subclauses (2), (3) or (4) in clause (x) above (the "Benefit Termination Events") and (z) upon the occurrence of the event described in subclause (1) in clause (x) above, the Company shall only have an obligation to continue to provide Health and Welfare Coverage (as defined below) and no other component of the Separation Benefits (as defined below). (B) For purposes of this Section 6(a)(vi), the following benefits, services, facilities and perquisites shall constitute "Separation Benefits":

(I) all group and/or executive hospitalization, medical or health programs, dental, vision and disability insurance coverage (for himself and his eligible dependents) to the extent provided generally to all full-time employees of the Company, and/or to the extent provided additionally to all senior officers of the Company at no additional cost to the Executive or his family and/or dependents and on a basis no less favorable than was provided to him during his employment (collectively "Health and Welfare Coverage"), PROVIDED that the Executive executes appropriate enrollment materials;

(II) office space convenient to the Executive's primary residence and suitable in respect of the services which the Executive provides to the Company hereunder, along with suitable clerical support;

(III) access to Company-owned or leased aircraft or charter equivalent thereof on terms then applicable to senior executives of the Company;

(IV) access to one Company-provided car and driver;

(V) appropriate personal security to be provided when traveling on Company business;

(VI) reimbursement for any properly documented business expenses incurred on behalf of the Company.

(C) In lieu of providing those Separation Benefits listed under Section 6(a)(vi)(B)(I) through (V), but not clause (VI), and including the Post Term Compensation, and provided a Benefit Termination Event has not occurred, the Company may elect to substitute one or more cash lump-sum payments to satisfy in full or in part any or all of such Company obligations to the Executive as provided for herein with respect to the Separation Benefits and Post Term Compensation (the "Separation Benefits Buyout"); PROVIDED the Company has provided thirty days' advance written notice to the Executive of its election hereunder. In the event of a Separation Benefits Buyout with respect to the Post Term Compensation, the Executive shall have no further obligation to provide the Post Term Services. The amount of any cash lump-sum payment to be made to the Executive with respect to the Separation Benefits Buyout shall be determined by reasonable agreement of the parties hereto, after providing good faith consideration to the following factors, to the extent applicable: (u) the historical and forecast cost to the Company for providing the applicable item; (v) the forecast cost to the Executive for purchasing a comparable replacement of the applicable item; (w) any relevant actuarial considerations to the extent such items are required to be provided for the life of the Executive; (x) any appropriate adjustments to reflect net present value and/or inflationary considerations; (y) any appropriate adjustment to reflect the obligations of the Executive under Section 8; and (z) any relevant taxation considerations applicable to the Executive's receipt of a current lump-sum payment. The Company shall provide the Executive with all work papers supporting its determination and calculation of the Separation Benefits Buyout. Any disputes as to the amount to be paid in accordance with a Separation Benefits Buyout shall be settled by an independent third party reasonably acceptable to the parties hereto within sixty (60) days after submission of any such dispute by the parties, and shall be final and binding on all parties hereto. The Separation Benefits Buyout shall be in addition to, and not in lieu of, any other payments, severance or otherwise, owed by the Company to the

Executive. Any payment made in respect of a Separation Benefits Buyout shall be subject to the approval of the Company's Audit Committee. (D) Upon the occurrence of a Potential Change in Control or Change in Control during the Post Term Period, the Executive may elect to receive, and the Company shall be required to immediately pay to the Executive, the Separation Benefits Buyout as determined pursuant to this subparagraph (D). In the event the Executive makes the foregoing election, such election shall be accompanied by a written determination of a national accounting firm selected by the Executive setting forth the amount of the Separation Benefits Payout, after applying the factors and considerations set forth in subparagraph 6(a)(vi)(C) above, and the determination of such firm shall be final and binding on the Company. The Company shall bear all costs and expenses incurred in connection with the retention of such accounting firm.

(vii) INTEGRATION. Notwithstanding any other provision of this Agreement to the contrary, to the extent that the Company is obligated to provide Health and Welfare Coverage and payments to the Executive pursuant to Section 6(a)(v)(A) and (C) as a result of a termination of the Executive's employment with less than three (3) years remaining in the Term, then the amount otherwise payable to the Executive pursuant to the foregoing provisions of this Section 6 shall be reduced so that the aggregate value of such Health and Welfare Coverage and payments (other than the portion of the Termination Payment attributable to the Accrued Bonus) shall not exceed the sum of the Executive's annual base salary (as in effect immediately prior to such termination) plus the Annual Formula Bonus determined pursuant to Section 6(a)(v), multiplied by 2.99.

(b) RESIGNATION. If the Executive voluntarily resigns his employment under this Agreement during the Term (other than for Good Reason), the Executive's compensation and other benefits (other than those under Section 4(d) and other than any compensation or benefit that shall have accrued but not been paid as of the date of such resignation) set forth in this Agreement shall thereupon terminate.

(c) RABBI TRUST FUNDED UPON POTENTIAL CHANGE IN CONTROL OR CHANGE IN CONTROL. In the event of a Potential Change in Control or Change in Control, the Company shall, not later than 15 days thereafter, have established one or more rabbi trusts and shall deposit therein cash in an amount sufficient to provide for full payment of all potential obligations of the Company that would arise assuming consummation of a Change in Control, or that have arisen in the case of an actual Change in Control and a subsequent termination of Executive's employment under Section 6(a)(iv) or Section 6(a)(v). Such rabbi trust(s) shall be irrevocable and shall provide that the Company may not, directly or indirectly, use or recover any assets of the trust(s) until such time as all obligations which potentially could arise hereunder have been settled and paid in full, subject only to the claims of creditors of the Company in the event of insolvency or bankruptcy of the Company; PROVIDED, HOWEVER, that if no Change in Control has occurred within two years after such Potential Change in Control, such rabbi trust(s) shall at the end of such two-year period become revocable and may thereafter be revoked by the Company. For purposes of this Agreement, a "Potential Change in Control" shall be deemed to have occurred if, during the term of this Agreement: (i) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; (ii) any Person (including the Company) publicly announces an intention to take or to consider taking action which if consummated would constitute a Change in Control; or (iii) the Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

7. ADDITIONAL EXCISE TAX PAYMENT. (a) Anything in this Agreement or in any other plan, program or agreement to the contrary notwithstanding and except as set forth below, in the event that (i) the Executive becomes entitled to any benefits or payments under this Agreement in connection with a termination of employment including any Post Term Compensation, Separation Benefits and/or Separation Benefits Buyout, and (ii) it shall be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any Gross-Up Payments (as defined below) made hereunder, such payments being referred to herein as the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of Section 7(c), all determinations required to be made under this Section 7, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by Deloitte & Touche LLP or such other certified public accounting firm as may be designated by the Executive and reasonably acceptable to the Company (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change-of-Control Transaction, the Executive and the Audit Committee of the Company shall mutually agree to appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 7, shall be paid by the Company to the Executive within ten days of the receipt of the Accounting Firm's determination. Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 7(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

(c) The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim;

PROVIDED, HOWEVER, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; PROVIDED, HOWEVER, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 7, the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of Section 7(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 7(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 60 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

(e) The provisions of this Section 7 shall be in addition to any rights to payment available to the Executive under the terms of the Tax Gross-Up Program and to the extent the provisions of this Section 7 are more favorable to the Executive than the terms of the Tax Gross-Up Program, the provisions of this Section 7 shall control. The Company shall not terminate or amend the Tax Gross-Up Program without the Executive's consent.

8. OTHER COVENANTS BY THE EXECUTIVE. (a) During the Restricted Period (as defined in Section 8(c)), neither the Executive nor any "Controlled Affiliate" will, without the prior written consent of the Board, in any way directly or indirectly hire or attempt to hire any person who, to the Executive's best knowledge, was employed at any time during the period commencing six months prior to the termination of the Executive's employment with the Company, as an officer or executive or professional employee of the Company or any of its subsidiaries or affiliates. As used in this Agreement, "Controlled Affiliate" means any company,

partnership, firm or other entity as to which the Executive possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

(b) The Executive acknowledges that, through his status as Chairman of the Board, President and Chief Executive Officer of the Company, he has and will have possession of important, confidential information and knowledge as to the Company's business, including, but not limited to, knowledge of marketing and operating strategies, franchise agreements, financial results and projections, future plans, the provisions of important contracts entered into by the Company and possible acquisitions and divestitures. The Executive agrees that such knowledge and information constitute a vital part of the business of the Company and are by their nature trade secrets and confidential information (collectively, "Confidential Information"). The Executive agrees that he shall not, so long as the Company or any successor remains in existence, divulge, communicate, furnish or make accessible (whether orally or in writing or in books, articles or any other medium) to any individual, firm, partnership or corporation any knowledge and information with respect to Confidential Information directly or indirectly useful in any aspect of the business of the Company. As used in the preceding sentence, "Confidential Information" shall not include any knowledge or information which (i) is or becomes available to others or the public, other than as a result of breach by the Executive of this Section 8(b), (ii) was available to the Executive on a nonconfidential basis prior to its disclosure to the Executive through his status as an officer of the Company or (iii) becomes available to the Executive on a nonconfidential basis from a third party (other than the Company or its representatives) who is not bound by any confidentiality obligation to the Company.

(c) During the Restricted Period, neither the Executive nor any of his Controlled Affiliates will render any services, directly or indirectly, as an employee, officer, consultant or in any other capacity, to any individual, firm, corporation or partnership engaged in business activities that are competitive with any business segment activities in which the Company or its subsidiaries or affiliates are engaged at the time of such termination (such competitive businesses being herein called the "Company Business"). During the Restricted Period, the Executive shall not, without the prior written consent of the Company, hold an equity interest in any firm, partnership or corporation which competes with the Company Business, except that beneficial ownership by the Executive (together with any one or more members of his immediate family and together with any entity under his direct or indirect control) of less than 1% of the outstanding shares of capital stock of any corporation which may be engaged in any of the same lines of business as the Company Business which stock is listed on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a breach of the covenants in this Section 8(c). As used in this Agreement, "Restricted Period" shall mean (i) if the Executive's employment with the Company shall be terminated for Cause or by the Executive's voluntary resignation (except any such resignation for Good Reason or arising from a breach of this Agreement by the Company), the period beginning on the date of such termination and ending on the second anniversary thereof and (ii) if the Executive's employment with the Company under this Agreement shall be terminated under any circumstances other than those to which clause (i) above applies, the period beginning on the date of such termination and ending on the later of (A) the second anniversary thereof or (B) the "Post Term Cessation Date" (as defined below). For purposes of the foregoing sentence, the "Post Term Cessation Date" shall mean the earlier of (I) the date that the Company ceases making payments of Post Term Compensation or ceases providing Separation Benefits in breach of this Agreement, or (II) the date that the Executive shall deliver a written notice to the Company to the effect that he elects not to accept such Post Term Compensation, unless the parties otherwise agree to a different expiration date for the Restricted Period in connection with the determination and payment of the Separation Benefits Buyout. Notwithstanding the foregoing, in the event the Separation Benefits Buyout is paid to the Executive covering all of the Executive's lifetime rights with respect to the Post Term Compensation and the Separation Benefits listed under Section 6(a)(vi)(B)(I) through (V), the Restricted Period shall terminate as of the Executive's death.

(d) The Executive agrees that the provisions of Sections 8(a), (b) and (c) may not be adequately enforced by an action for damages and that, in the event of a breach thereof by the Executive or any such other entity, the Company shall be entitled to seek injunctive relief in any court of competent jurisdiction to restrain the breach or threatened breach of such violation or otherwise to enforce specifically such provisions against such violation.

9. SUCCESSORS: BINDING AGREEMENT. (a) This Agreement is personal to each of the parties hereto, and neither party may assign nor delegate any of its rights or obligations hereunder without the prior written consent of the other. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive's personal legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

10. NOTICE. For the purposes of this Agreement, notices, demands and all other communications provided for in this Agreement shall be in writing and shall be given either by hand delivery or (unless otherwise specified) mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Henry R. Silverman
9 West 57th Street
New York, New York 10019

If to the Company:

Cendant Corporation
1 Campus Drive
Parsippany, New Jersey 07054
Attention: General Counsel

or to such other address as any party may have furnished to the others in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt. Notice and communications shall be effective when actually received by the addressee.

11. MISCELLANEOUS. (a) No provisions of this Agreement may be amended, supplemented, modified, cancelled or discharged unless such amendment, supplement, modification, cancellation or discharge is agreed to in writing signed by the Executive and a duly authorized officer of the Company (other than the Executive); and no provisions hereof may be waived except in writing so signed by or on behalf of the party granting such waiver. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be

deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior subsequent time. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State. The obligations of the Company, the Successor and the Executive under this Agreement, which by their nature may require either partial or total performance after the expiration of this Agreement or the termination of the Executive's employment (including, without limitation, under Sections 4, 6 and 7 hereof) shall survive such expiration and termination.

(b) The Company represents and warrants to the Executive that: (i) the Company has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; (ii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (iii) this Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable in accordance with its terms.

(c) After a termination of employment for any reason, the Executive shall not be obligated to mitigate damages by seeking other comparable employment, and any payments or benefits payable or due to the Executive shall not be subject to reduction as a result of any compensation received from other employment or from any other source whatsoever.

(d) The Company shall pay all reasonable attorneys' fees and related costs incurred by the Executive in connection with the negotiation of this Agreement.

(e) The amounts required to be paid by the Company to the Executive pursuant to this Agreement shall not be subject to offset.

12. VALIDITY. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. ARBITRATION. Any dispute or controversy arising under or in connection with this Agreement shall be settled conclusively by arbitration, conducted before a panel of three arbitrators in New York, New York, in accordance with the rules of the American Arbitration Association then in effect. One arbitrator shall be selected by the Executive, one by the Company and the third arbitrator shall be selected by the first two arbitrators; PROVIDED THAT if the first two arbitrators cannot agree on appointment of the third, the American Arbitration Association rules shall govern the process for selection of the third arbitrator. Judgment may be entered on the arbitrators' award in any court having jurisdiction; PROVIDED, HOWEVER, that the Company shall be entitled to seek a restraining order or injunction in any court of competent jurisdiction to prevent any continuation of any violation of the provisions of Section 8 and the Executive hereby consents that such restraining order or injunction may be granted without the necessity of the Company's posting any bond. The expenses of the arbitration shall be borne by the Company; and the Company shall bear its own legal fees and expenses and pay, at least monthly, all of the Executive's legal fees and expenses incurred in connection with such arbitration regardless of the outcome, except that the Executive shall have to reimburse the Company for his legal fees and expenses if the arbitrators find that Executive brought an action in bad faith.

14. ENTIRE AGREEMENT. This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and shall be deemed an extension of the

Prior Agreement and shall supersede all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written by any officer, employee or representative of any party hereto, and any prior agreement of the parties hereto in respect of the subject matter contained herein (PROVIDED THAT the terms of the Prior Agreement shall survive and govern solely with respect to the vesting and exercisability of the 1998 Option Grant as provided for therein).

[signature page to follow]

[Amended and Extended Employment Agreement Signature Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.

CENDANT CORPORATION

By: /s/ James E. Buckman

Name:
Title: Vice Chairman & General Counsel

HENRY R. SILVERMAN
/s/ Henry R. Silverman

Exhibit 10.8

FIRST AMENDMENT
TO AMENDED AND EXTENDED
EMPLOYMENT AGREEMENT

This First Amendment (this "Amendment") to the Amended and Extended Employment Agreement dated as of July 1, 2002 (the "Employment Agreement") by and between Cendant Corporation (the "Company") and Henry R. Silverman (the "Executive") is hereby entered into by and among the Company, the Executive, the Trustee of the Henry R. Silverman 1999 Insurance Trust (the "1999 Trust") and the Trustee of the Henry R. Silverman 2000 Insurance Trust (the "2000 Trust" and, collectively with the 1999 Trust, the "Trusts") and shall become effective this 28th day of July, 2003.

WHEREAS, the Company and the Executive entered into the Employment Agreement; and

WHEREAS, the Company and the Executive, as well as the Trustee of the 1999 Trust, entered into a Split Dollar Agreement dated as of August 23, 2000 (the "1999 Split Dollar Agreement"); and

WHEREAS, the Company and the Executive, as well as the Trustee of the 2000 Trust, entered into a Split Dollar Agreement dated as of August 23, 2000 (the "2000 Split Dollar Agreement" and, collectively with the 1999 Split Dollar Agreement, the "Split Dollar Agreements"); and

WHEREAS, as collateral security for the liability of the Trusts to the Company under the Split Dollar Agreements, the Trustee of the Trusts executed a limited collateral assignment in connection with each of the Split Dollar Agreements (the "Limited Collateral Assignments"); and

WHEREAS, the Employment Agreement provides that the Company shall maintain for the Executive's life term life insurance in the aggregate face amount of $100 million pursuant to which the Executive shall have the right to name the beneficiaries (the "Insurance Entitlement"); and

WHEREAS, the Company and the Executive have agreed that the Company shall have the right to provide the insurance benefits contemplated under the Split Dollar Agreements in lieu of providing the Insurance Entitlement; and

WHEREAS, the Company, the Executive and the Trusts have agreed that, in light of, among other things, the passage of the Sarbanes-Oxley Act of 2002, it would be in the mutual best interests of the Company, the Executive and the Trusts to terminate the Company's obligations pursuant to the Insurance Entitlement, amend and restate the Split Dollar Agreements, and provide the Executive with a life insurance benefit in the manner described in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to the terms and conditions set forth below.

1. Amendment and Restatement of Split Dollar Agreements.

Contemporaneously with the execution of this Amendment, the 1999 Split Dollar Agreement and the 2000 Split Dollar Agreement shall each be amended and restated to conform to the provisions of this Amendment, and, except as otherwise provided in paragraph 2 of this Amendment, the provisions of the Split Dollar Agreements and the Limited Collateral Assignments, including, without limitation the Policies (as respectively defined in each of the Split Dollar Agreements), shall, with respect to all Policies that have not been terminated as provided for herein, continue in full force and effect until all of the New Policies and Key Man Insurance described herein are implemented and the full life insurance protection described herein to be provided under the New Policies and the Key Man Insurance is in full force and effect (the "Implementation Date").

2. Termination of the Policies. Upon the Company's acquisition of a New Policy described in paragraph 4A of this Amendment and the endorsement of the death benefit of such New Policy to the Trusts in the manner set forth in paragraph 4A of this Amendment, the Trusts shall contemporaneously therewith terminate for its/their cash surrender value one or more of the Policies (as respectively

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defined in each of the Split Dollar Agreements) with an aggregate face amount equal to the face amount of such New Policy; provided, however, that prior to the Company's acquisition of the Key Man Insurance described in paragraph 4A of this Amendment, the Trusts shall keep in full force one or more Policies with an aggregate face amount equal to the sum of (i) the aggregate premiums payable by the Company on the first year's insurance coverage on the New Policies and (ii) the "Advances" (as such term is defined in the Split-Dollar Agreements) with respect to such one or more Policies that are being kept in force pursuant to this proviso. Upon receipt of the cash surrender value under any such terminated Policy or Policies, the Trusts shall immediately thereafter transfer all cash surrender value under such terminated Policy or Policies to the Company for its sole and exclusive benefit. Upon the termination of any such Policy, such terminated Policy shall thereafter not be subject to the terms and conditions of the Split Dollar Agreements, and the Limited Collateral Assignment with respect to such terminated Policy shall terminate. The parties hereby agree to cooperate (including by executing appropriate documents) to implement the matters contemplated in this paragraph 2.

3. Termination of the Insurance Entitlement. Section 4(g) of the Employment Agreement is hereby deleted and of no further force or effect effective as of the Implementation Date. The Executive hereby acknowledges and agrees that the obligations of the Company as set forth in this Amendment constitute the sole and exclusive obligations of the Company with respect to life insurance coverage for the benefit of the Executive (other than group life insurance).

4A. Acquisition of New Insurance; Endorsement. As promptly as practicable after the execution of this Amendment, the Company shall acquire one or more life insurance policies on the life of the Executive with an aggregate face amount of $100 million (individually a "New Policy" and collectively the "New Policies"). The New Policies shall be underwritten by one or more insurance companies reasonably acceptable to both the Company and the Trusts and shall otherwise in all respects be reasonably acceptable to both the Company and the Trusts. The Trusts hereby consent to the Company's acquisition of the New Policies and agree to take all reasonable actions, including executing such appropriate documents, in each case as necessary to facilitate the acquisition of the New Policies. The Company shall promptly endorse to the Trusts $100,000,000 of life insurance under the New Policies and the sole and exclusive right to name the beneficiary with respect to the $100,000,000 of life insurance under the New Policies (the "Endorsements"). The Endorsements shall be substantially in the form attached hereto as Exhibit A1. As promptly as practicable after the execution of this Amendment, the Company shall also acquire one or more life insurance policies on the life of the Executive with an aggregate face amount of $37.5 million (the "Key Man Insurance"). The Company shall at all times remain the beneficiary of the Key Man Insurance; provided, however, that each and every time the Company pays a premium on the New Policies and/or the Key Man Insurance, the Company shall promptly endorse to the Trusts (i) an additional death benefit under the Key Man Insurance equal to the sum of (a) the amount of such premium paid by the Company on the New Policies, and (b) the amount of such premium paid by the Company on the death benefit under the Key Man Insurance then being endorsed to the Trusts under clause (a) above; and (ii) the sole and exclusive right to name the beneficiary with respect to the amount of the death benefit under the Key Man Insurance endorsed to the Trusts under clause (i) above. Such endorsement with respect to the Key Man Insurance shall be substantially in the form attached hereto as Exhibit A2.

4B. Allocation of Life Insurance Endorsed to Trusts. Notwithstanding any provision in this Agreement to the contrary, any life insurance under the New Policies and the Key Man Insurance that is directed to be endorsed to the Trusts under this Agreement shall be allocated as follows: (i) seventy-five percent (75%) of such life insurance shall be endorsed to the 1999 Trust and the 1999 Trust shall have the sole and exclusive right to name the beneficiary with respect to seventy-five percent (75%) of such life insurance, and (ii) twenty-five percent (25%) of such life insurance shall be endorsed to the 2000 Trust and the 2000 Trust shall have the sole and exclusive right to name the beneficiary with respect to twenty-five percent (25%) of such life insurance.

5A. Premium Payments--Prior to Purchase Election. The Company shall at all times be solely responsible for making all premium payments in respect of the Key Man Insurance; provided, however, that the Company shall have the right in its sole discretion to terminate the Key Man Insurance following the exercise of the Purchase Election (as defined in paragraph 6 below) with respect to all (but not less than all) of the New Policies. At all times prior to the exercise of the Purchase Election with respect to all (but not less than all) of the New Policies: (i) the Trusts shall be responsible for contributing a portion of all premium payments, on a timely basis, into the New Policies with respect to which a Purchase Election has not been made in an amount equal to the Economic Benefit (as defined below) to the Executive in respect of the New Policies with respect to which a Purchase Election has not been made; (ii) the Company shall be responsible for making the Required Premium Payments (as defined below), on a timely basis, into the New Policies with respect to which a Purchase Election has not been made; and (iii) after giving effect to clauses (i) and (ii), in the event the premium payments under the New Policies are not paid in full (or not paid to the extent necessary to maintain the full face amount), any remaining premium payments shall be payable by the Trusts at their sole option. At any time following the exercise of the Purchase Election with respect to all (but not less than all) of the New Policies, the Company shall have the right in its sole discretion to terminate the Key Man Insurance. For purposes of this paragraph 5A, (i) Economic Benefit shall mean an amount equal to the annual cost of current life insurance protection on the life of the Executive with a death benefit of $100,000,000 reduced by an amount equal to the aggregate death benefit of any New Policies with respect to which a Purchase Election has been made, measured by the lower of the Table 2001 rate (as originally published in Internal Revenue Service Notice 2001-10) or the applicable insurance company's current published premium rate for annually renewable term insurance for standard risks, and (ii) Required Premium Payments shall mean the payments set forth on Exhibit B hereto taking into account the footnotes thereon.

5B. Effect of the Executive's Death--Prior to Purchase Election. If the Executive dies prior to the Purchase Election with respect to all (but not less than all) of the New Policies, the Company will receive from the death benefits payable by the insurance company or companies that issued the New Policies with respect to which a Purchase Election has not been made the greater of (i) total amount of premiums paid on the New Policies with respect to which a Purchase Election has not been made or (ii) the cash surrender value of the New Policies with respect to which a Purchase Election has not been made.

5C. Effect of Reduction in Face Amount of Insurance. The parties agree that the Trusts shall have the right to reduce the aggregate face amount of insurance coverage in respect of any New Policy at any time. In the event that the Trusts determine to reduce the aggregate face amount of insurance coverage in respect of any New Policy, then there shall be an equal percentage reduction to both the Required Premium Payments applicable to that New Policy, and the amounts required to be paid by the Trusts in respect of such New Policy pursuant to paragraph 5A(i) above in respect of the Economic Benefit.

6. Purchase Election. At any time, and from time to time, each Trust shall have the right to purchase any or all of the New Policies allocated to such Trust pursuant to paragraph 4B above (the "Purchase Election") by making a payment to the Company equal to the aggregate cash surrender value (as of the purchase date) of the policy or policies being purchased (the "Exercise Price"). In connection with any such exercise, the Company shall make a cash bonus payment to the Executive equal to the Exercise Price. In the event that the Purchase Election is exercised during any calendar year with respect to a New Policy, all premium payments (including Required Premium Payments) in respect of any such New Policy shall thereafter be the sole and exclusive responsibility of the Trust that exercised the Purchase Election with respect to such New Policy. As of the date any New Policy is purchased in full, the Endorsement with respect to such New Policy shall terminate and such New Policy shall thereafter not be subject to the terms and conditions of the Split-Dollar Agreements, as

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amended and restated in accordance with paragraph 1 of this Amendment. As of the date any New Policy is purchased in part, the amount of life insurance required to be endorsed to the Trusts under paragraph 4A of this Amendment shall be reduced by the face amount of death benefits with respect to New Policies that are purchased by the Trusts.

7A. Post-Exercise Bonus Program. Following the exercise of the Purchase Election, the Company shall have no further obligations to make the Required Premium Payments or any other payments in respect of any New Policy in respect of which the Purchase Election was made. All premium payments (including Required Premium Payments) in respect of any such New Policy shall thereafter be the sole and exclusive responsibility of the Trusts. Following the exercise of any such Purchase Election, the Company shall make a cash bonus payment (the "Cash Bonus Payment") to the Executive on an annual basis in an amount equal to the premium payments made by the Trusts during such year in respect of the New Policy in respect of which the Purchase Election was made, including, if applicable, a pro rata Cash Bonus Payment in respect of the partial calendar year after which the Purchase Election is exercised (the "Annual Bonus Program"). The Cash Bonus Payment amounts under the Annual Bonus Program are set forth on Exhibit C hereto, assuming that the Purchase Election has been exercised with respect to all New Policies. To the extent the Purchase Election has been exercised with respect to some, but not all, of the New Policies, Cash Bonus Payments under the Annual Bonus Program shall equal the amounts reflected in the footnotes to Exhibit C for the New Policies with respect to which a Purchase Election has been made in full and shall be prorated for the New Policies with respect to which a Purchase Election has been made in part based on a fraction the numerator of which is the face amount purchased by the Trusts of the New Policies with respect to which the Purchase Election has been exercised in part, and the denominator of which is the aggregate face amount of the New Policies with respect to which a purchase election has been made in part. At the time of each Cash Bonus Payment under the Annual Bonus Program, the Company shall make an additional payment (the "Bonus Reimbursement Payment") to the Executive in an amount equal to the sum of (i) the income taxes imposed upon the Cash Bonus Payment, (ii) the gift taxes that would be imposed assuming the Executive gifted to the Trusts an amount equal to the Cash Bonus Payment, and (iii) an additional amount such that, after imposition of income taxes on the payments made pursuant to clauses (i) and (ii) above, as well as on the payments described in this clause (iii), the Executive retains an amount equal to the aggregate payments determined under clauses (i) and (ii) above. For purposes of determining the Bonus Reimbursement Payment, the Executive shall be deemed to (i) pay Federal income and gift taxes at the Executive's highest applicable marginal rate of Federal income and gift taxation, as applicable, for the calendar year in which the Bonus Reimbursement Payment is to be made and (ii) pay any applicable state and local income and gift taxes at the Executive's highest applicable marginal rate of income and gift taxation, as applicable, for the calendar year in which the Bonus Reimbursement Payment is to be made, net of the maximum reduction in Federal income or gift taxes, as applicable, which could be obtained from deduction of such state and local income or gift taxes, as applicable, if paid in such year. All payments pursuant to this paragraph 7A shall be treated as cash compensation paid by the Company to the Executive for tax purposes. All payments (other than any payments accrued but unpaid prior to the Executive's death) pursuant to this paragraph 7A shall cease upon the Executive's death.

7B. Effect of New Policy Investments. The parties acknowledge and agree that the estimated amounts to be paid pursuant to the Annual Bonus Program, as set forth on Exhibit C hereto, were determined based upon an assumed rate of return on the underlying investments in respect of each New Policy (the "Assumed Rate"). Accordingly, notwithstanding paragraph 7A and Exhibit C to the contrary, (i) in the event that any New Policy experiences investment returns in excess of its Assumed Rate, any resulting decrease in the premium payments shall result in a corresponding decrease in payments by the Company under the Annual Bonus Program, and (ii) in the event that any New Policy experiences investment returns below its Assumed Rate, any resulting increase in the premium payments shall result in a corresponding increase in payments by the Company under the Annual

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Bonus Program; provided, however, that in no event shall the Company bear responsibility for increased payments under the Annual Bonus Program to the extent such increases are a result of investment returns below the guaranteed rate in effect with respect to any New Policy or any insurance company default under any New Policy.

8. Termination. The obligations of the parties pursuant to this Amendment shall remain in full force and effect notwithstanding the termination of the Employment Agreement for any reason or the termination of the Executive's employment with the Company for any reason; provided, however, that the Company's obligation pursuant to this Amendment shall fully and immediately

terminate upon the earliest of (i) the Executive's death (except to assure that the appropriate death benefits under the New Policies with respect to which a Purchase Election has not been made are paid) or (ii) the Executive's termination for Cause (as defined in the Employment Agreement").

9. Rights. Except as contemplated hereby, neither the Company nor the Trusts shall have the right to assign or convey any right or interest in any New Policy without the written consent of the other party. Neither the Company nor either of the Trusts shall have the right to take a loan against any New Policy without the written consent of the other party. Any and all dividends or distributions credited to any New Policy, and any and all interest and earnings in excess of expected and budgeted interest and earnings credited to any New Policy, shall be used for the exclusive purpose of reducing the Required Premium Payments and/or payments under the Annual Bonus Program for the exclusive benefit of the Company.

10. Integration. This Amendment shall be deemed for all purposes as an amendment to the Employment Agreement, and any all interpretations of any provision of this Amendment shall be construed in accordance with, and any and all disputes arising hereunder shall be resolved in accordance with, the applicable provisions of the Employment Agreement.

11. Final Split-Dollar Regulations. In the event that final United States Treasury regulations relating to split-dollar life insurance arrangements are published in the Federal Register prior to the Implementation Date, then, within 30 days of the date that such final regulations are published in the Federal Register, the Trusts (acting jointly) may terminate this Amendment and the Split Dollar Agreements by written notice to the Company. In the event of any such termination, the provisions of this Amendment shall thereafter be null and void, and the parties agree to use reasonable efforts to implement a lawful substitute for the arrangement provided for in this Amendment, which is fair and equitable to each of the parties and which provides a life insurance benefit substantially equivalent to the Insurance Entitlement.

12. Unlawfulness; Miscellaneous. To the extent that the arrangement provided for in this Amendment is determined by the Company, a court of law or any regulatory agency to be unlawful, this Amendment and the Split Dollar Agreements shall terminate and the parties agree to use reasonable efforts to implement a lawful substitute for this arrangement, which is fair and equitable to each of the parties and which provides a life insurance benefit substantially equivalent to the Insurance Entitlement. This Amendment may be executed in counterparts, each of which will be deemed an original, but all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment to the Employment Agreement as of the date and year first above written.

CENDANT CORPORATION

By: /s/
TERRY CONLEY

Name: Terry Conley
Title: Executive Vice President
Human Resources

HENRY R. SILVERMAN

/s/
HENRY R. SILVERMAN

HENRY R. SILVERMAN 1999 INSURANCE TRUST

By: /s/
TRUSTEE

Title: Trustee

HENRY R. SILVERMAN 2000 INSURANCE TRUST

By: /s/
TRUSTEE

Title: Trustee

Exhibit A1

ENDORSEMENT
and
BENEFICIARY DESIGNATION
[Name of Life Insurance Company]
Policy No.

The death proceeds of the above policy shall be payable, in a lump sum, to CENDANT CORPORATION ("Cendant"), a Delaware corporation, with offices located at 9 West 57th Street, New York, New York 10019, the owner of such policy, to the extent of its interest under the Restated and Amended Split Dollar Agreement dated as of July 28, 2003 between MARTIN L. EDELMAN, as Trustee of the HENRY R. SILVERMAN [1999/2000] INSURANCE TRUST (the "Trust"), under agreement dated as of [August 10, 1999/August 23, 2000], with offices located at 75 East 55th Street, New York, New York 10022, and Cendant, a copy of which Agreement is annexed hereto. The balance of the death proceeds shall be payable, in a lump sum, to the Trust.

CENDANT CORPORATION

Dated: July , 2003By:

Name:
Title:

Exhibit A2

ENDORSEMENT
AND

BENEFICIARY DESIGNATION
[Name of Life Insurance Company]
Policy No.

The death proceeds of the above policy shall be payable, in a lump sum, to MARTIN L. EDELMAN, or to any successor to him, as Trustee of the HENRY R. SILVERMAN [1999/2000] INSURANCE TRUST (the "Trust"), under agreement dated as of [August 10, 1999/August 23, 2000], with offices located at 75 East 55th Street, New York, New York 10022, to the extent an interest in such policy has been endorsed to the Trust pursuant to the Restated and Amended Split Dollar Agreement dated as of July 28, 2003 between the Trust and the owner of such policy, CENDANT CORPORATION ("Cendant"), a Delaware corporation, with offices located at 9 West 57th Street, New York, New York 10019, a copy of which Agreement is annexed hereto. The balance of the death proceeds shall be payable, in a lump sum, to Cendant.

CENDANT CORPORATION

Dated: July , 2003By:

Name:
Title:

Exhibit B

Calendar Year	Required Premium Payments-- Pre-Purchase Election(1)
2003	4,566,909
2004	3,908,909
2005	3,775,909
2006	4,221,909
2007	3,564,000
2008	584,988
2009	584,988
2010	584,988
2011	584,988
2012	584,988
2013	584,988
2014	584,988
2015	584,988
2016	584,988
2017	584,988
2018	584,988
2019	584,988
2020	584,988
2021	584,988
2022	584,988

*****end of required Company contributions*****

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(1)
The Company's obligation to make these Required Premium Payments shall cease with respect to any New Policy for which a Purchase Election is made. The Required Premium Payments represent premiums in respect of three separate New Policies, and in the event that a Purchase Election is made in respect of one or

more but less than all such New Policies, then the Required Premium Payments shall be reduced based upon the premium cost applicable to the New Policy or New Policies in respect of which such Purchase Election is made. For purposes of calculating any such reduction to the Required Premium Payments, the premiums applicable to each such New Policy are set forth on Exhibit B1 hereto.

Exhibit B1

Required Premium Payments--Pre-Purchase Election

Calendar Year	American General	Pacific Life	Mass Mutual	Total Premiums
2003	2,154,322	1,896,384	516,203	4,566,909
2004	1,822,805	1,703,918	382,186	3,908,909
2005	1,757,254	1,665,431	353,224	3,775,909
2006	1,960,125	1,888,041	373,743	4,221,909
2007	2,750,000	500,000	314,000	3,564,000
2008	270,988	0	314,000	584,988
2009	270,988	0	314,000	584,988
2010	270,988	0	314,000	584,988
2011	270,988	0	314,000	584,988
2012	270,988	0	314,000	584,988
2013	270,988	0	314,000	584,988
2014	270,988	0	314,000	584,988
2015	270,988	0	314,000	584,988
2016	270,988	0	314,000	584,988
2017	270,988	0	314,000	584,988
2018	270,988	0	314,000	584,988
2019	270,988	0	314,000	584,988
2020	270,988	0	314,000	584,988
2021	270,988	0	314,000	584,988
2022	270,988	0	314,000	584,988

*****end of required Company contributions*****

Exhibit C2

Calendar Year	Annual Cash Bonus Program--Post-Purchase Election
2003	*
2004	*
2005	*
2006	*
2007	814,000
2008	584,988
2009	584,988
2010	584,988
2011	584,988
2012	584,988
2013	584,988
2014	584,988
2015	584,988
2016	584,988
2017	584,988
2018	584,988
2019	584,988
2020	584,988
2021	584,988
2022	584,988

*****end of Annual Cash Bonus Program*****

2
This Exhibit C is not effective until following the exercise of a Purchase Election. Exhibit assumes for illustrative purposes than an exercise of a Purchase Election for each New Policy occurs in 2006. The Annual Bonus Program represents bonuses paid in respect of premiums under three separate New Policies, and in the event that a Purchase Election is made in respect of one or more but less than all such New Policies, then the Cash Bonus Payment shall be reduced based upon the premium cost applicable to the New Policy or New Policies in respect of which such Purchase Election has not been made. For purposes of calculating any such reduction to the Cash Bonus Payment, the premiums applicable to each such New Policy are set forth on Exhibit B1 hereto.

Exhibit B1

Required Premium Payments--Pre-Purchase Election

Exhibit C2

BN U.S. CEO Pay Averages $12M Annually; Jobs No. 1: Graef Crystal
Aug 13 2003 11:27

(Commentary. Graef Crystal is a columnist for Bloomberg News. The opinions expressed are his own.)

Aug. 13 (Bloomberg) -- One group seems to have totally escaped the hard economic times of the last three years: chief executive officers of major U.S. companies.

Would you believe average annual pay of $12 million a year?

A review of total pay from 2000 through 2002 for 243 CEOs running companies with 2002 revenue of $5 billion or more also shows that total pay ranged from a low of $336,000 a year received by Berkshire Hathaway Inc.'s Warren Buffett to $219 million a year for Steve Jobs of Apple Computer Inc.

My review looked at three years because all compensation elements aren't present in any single year. Data for the study were furnished by Equilar, Inc. an independent provider of executive compensation information.

Sharing the spotlight with that $12 million average annual total pay figure is that there is little rhyme or reason why one CEO makes more than another. Consider these findings:

-- Company revenue and its three-year total return to investors can explain 20 percent of the variation in the combination of base salary and annual bonus. Still, 80 percent of pay variation seems not to be explained by anything rational.

-- That pay variance explanation drops to 16 percent with the combination of salary, bonus, grants of free shares of stock, and payouts under other long-term incentive plans. Even worse, three-year total returns explain no pay variation at all.

-- The pay-level variance drops to 14 percent if you look at everything just mentioned and the estimated present value of stock option grants (measured at the date of grant using the Black-Scholes model). And forget about any emphasis on three-year total returns.

Most Ludicrous

Besides having the group's highest three-year average annual pay, Jobs also wins my Most-Ludicrous-Pay-Package trophy, which isn't awarded every year. When Jobs returned to Apple in August 1997 to run the company he co-founded, he started out with a pay package of precisely one element -- $1 a year in salary.

Then, in a stunning display of love gone out of control, Jobs' board in 2000 gave him title to a free Gulfstream 5 jet for his personal use and also history's most valuable stock option grant, one covering 20 million shares, equal to about 6 percent of all outstanding shares.

The jet, including reimbursing Jobs for all of his taxes on

the gift, as well as the taxes on the taxes on the taxes, set back the shareholders $84 million.

In fiscal 2002, after it became clear his 20 million option shares weren't likely to rise out of the muck of San Francisco Bay, Jobs's board gave him options on another 7.5 million shares.

In March 2003, after the end of my study period, Jobs gave up the ghost entirely on stock options. He turned in his 27.5 million option shares for a grant of five million free shares worth $74.6 million.

Pay Difference

For his part, Buffett continues in his long-running hair-shirt tradition. In this survey, he was joined in the No. 2 low spot by a fellow billionaire, Steve Ballmer of Microsoft Corp. Ballmer earned just $688,000 a year.

Looking at these two folks, you may be tempted to conclude that all billionaires are equally modest in taking pay out of their companies. Don't do it.

Among the survey's 15 most relatively overpaid CEOs in relation to their company's revenue, we have such billionaires as Jobs, Larry Ellison of Oracle Corp., Sandy Weill of Citigroup Inc. and Sumner Redstone of Viacom Inc.

That tremendous diversity suggests to me that the 86 percent of pay variation that can't be explained by either company size or company performance might be explained by what Freud called superego controls -- or by what theologians and ethicists call conscience. If a CEO can't control his monetary appetites, then his board offers about as much resistance as a bunch of papier mache cutouts.

Pay vs Returns

Looking at the 30 companies, it seems as though high pay destroys high performance.

The average three-year excess return over the Standard & Poor's 500 Index for the 15 most overpaid CEOs was 3.1 percent a year, while the return for the 15 most underpaid CEOs was 11.7 percent a year. However, because there was so much variation in returns within each group, a statistical analysis of the 30 companies showed there to be no significant difference in performance.

If major company CEOs can earn $12 million a year in hard economic times, think of the upside pay possibilities when the good times start rolling again.

*** *** ***

BN U.S. CEO Pay Averages $12M Annually; Jobs No. 1: Graef Crystal
Aug 13 2003 11:27

The first table shows the 15 most overpaid CEOs and the second shows the 15 most underpaid CEOs. Both tables are arranged in descending order of the amount by which three-year average annual total pay exceeds (or is less than) a competitive rate of total pay determined on the basis of the company's revenue.

The tables also show for each of the 30 companies the three-year excess return, defined as the three-year total return for the company's fiscal period less the return on the Standard & Poor's 500 Index.

*T

The 15 Most Overpaid CEOs:

Company	CEO	3-Year Excess Return (%)	Average Annual Total Pay ($ '000s)	Above Market (%)
Apple Comp. Inc.	Steven Jobs	(10.0)	218,896	2,935
Cisco Sys. Inc.	John Chambers	(14.2)	87,250	662
SPX Corp.	John Blystone	12.0	51,351	649
Oracle Corp.	Lawrence Ellison	13.7	49,260	462
Coca-Cola Co.	Douglas Daft	6.8	61,243	428
Citigroup Inc.	Sanford Weill	12.5	98,053	362
EMC Corp.	Joseph Tucci	(36.8)	30,636	334
Viacom Inc.	Sumner Redstone	2.3	46,619	268
Sprint Corp.	William Esrey	(23.9)	38,152	263
Cendant Corp.	Henry Silverman	(12.1)	35,870	251
Bear Stearns Cos.	James Cayne	28.6	26,597	248
KB HOME	Bruce Karatz	36.7	23,159	238
Omnicom Group Inc.	John Wren	1.9	22,174	177
SBC Comm. Inc.	Edward Whitacre	(1.0)	38,159	142
American Standard Cos.	Frederic Poses	30.3	19,609	141
	Low	(36.8)	19,609	141
	Median	2.3	38,159	268
	Average	3.1	56,468	504
	High	36.7	218,896	2,935

The 15 Most Underpaid CEOs:

		3-Year Excess Return (%)	Average Annual Total Pay ($ '000s)	Below Market (%)
Dana Corp.	Joseph Magliochetti	-9.5	2,776	(69)
Humana Inc.	Michael McCallister	21.4	2,736	(71)
Archer Dan. Mid. Co.	Allen Andreas	9.2	3,761	(73)
AmerisourceBergen Corp.	David Yost	57.4	4,337	(73)

BN U.S. CEO Pay Averages $12M Annually; Jobs No. 1: Graef Crystal
Aug 13 2003 11:27

Supervalu Inc.	Jeffrey Noddle	9.7	2,944	(74)
Am. El. Pwr. Co.	Linn Draper	15.3	2,580	(75)
Sonic Automotive Inc.	Bruton Smith	22.5	1,936	(75)
Costco Corp.	James Sinegal	6.6	3,534	(77)
Genuine Parts Co.	Larry Prince	26.4	1,873	(77)
Goodyear Co.	Samir Gibara	-20.4	2,273	(78)
Loews Corp.	James Tisch	29.5	2,033	(82)
Great A&P Co.	Christain Haub	-36.5	1,216	(87)
Un. Auto Inc.	Roger Penske	26.3	882	(89)
Microsoft Corp.	Steven Ballmer	-6.2	688	(95)
Berkshire Hathaway Inc.	Warren Buffett	23.6	336	(98)
	Low	(36.5)	336	(98)
	Median	15.3	2,273	(77)
	Average	11.7	2,260	(79)
	High	57.4	4,337	(69)

*T

--Graef Crystal in San Diego at 619-702-5427, or at graefc@bloomberg.net through the San Francisco newsroom (1) (415) 912-2980. Editors: Ahearn, Wolfson

Story illustration: For a table of company financial results on Apple Computer, see {AAPL <Index> CH2 Q <GO>.} To see a series of Bloomberg functions about Berkshire Hathaway's performance, click on {BRK/A US <Equity> CNP 09052520103 <GO>.} To pause on a screen, press the space bar. To resume, press GO. To comment on this column, click on {LETT <GO>} and send a letter to the editor. To see past Crystal columns, click on {NI CRYSTAL <GO>}.

AAPL US <Equity> CN
CSCO US <Equity> CN
SPW US <Equity> CN
ORCL US <Equity> CN
KO US <Equity> CN
C US <Equity> CN
BMC US <Equity> CN
VIAB US <Equity> CN
FON US <Equity> CN
CD US <Equity> CN
BSC US <Equity> CN
KBH US <Equity> CN
OMC US <Equity> CN
SBC US <Equity> CN
ASD US <Equity> CN
DCN US <Equity> CN
HUM US <Equity> CN
ADM US <Equity> CN

BN U.S. CEO Pay Averages $12M Annually; Jobs No. 1: Graef Crystal
Aug 13 2003 11:27

ABC US <Equity> CN
SVU US <Equity> CN
AEP US <Equity> CN
SAH US <Equity> CN
COST US <Equity> CN
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GT US <Equity> CN
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UAG US <Equity> CN
MSFT US <Equity> CN
BRKA US <Equity> CN

NI TOP
NI CRYSTAL
NI COLUMNS
NI COLUMNISTS
NI NORTHAM
NI PAY
NI COS
NI FIN
NI FEA
NI DEAL
NI TEC
NI CMD
NI CHAT

#<529087.166543>#

#<584189.12137>#
-0- (BN) Aug/13/2003 15:27 GMT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

January 16, 2004

Eric J. Bock
Executive Vice President
and Corporate Secretary
Cendant Corporation
9 West 57th Street, 37th Floor
New York, NY 10019

Re: Cendant Corporation
Incoming letter dated December 10, 2003

Dear Mr. Bock:

This is in response to your letters dated December 10, 2003, December 24, 2003 and January 14, 2004 concerning the shareholder proposal submitted by The Catholic Equity Fund, CHRISTUS Health, the Congregation of Divine Providence, Providence Trust and the Congregation of the Sisters of Charity of the Incarnate Word. We also have received letters from The Catholic Equity Fund dated December 16, 2003 and January 8, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Theodore F. Zimmer
President
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cendant Corporation
Incoming letter dated December 10, 2003

The proposal requests that the board: limit the compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO the greater amount; in any proposal for shareholder approval, provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and in that proposal, provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all full-time employees such that they would participate proportionately in stock performance.

There appears to be some basis for your view that Cendant may exclude the proposal under rules 14a-8(i)(2) and 14a-8 (i)(6) because it may cause Cendant to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Cendant with a proposal revised in this manner, within seven calendar days after receiving the letter, we will not recommend enforcement action to the Commission if Cendant omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Cendant may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence "Cendant Corporation appears to be a part of this national problem"; and

- revise the footnote to the phrase "and often degrades long-term stock performance" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Cendant with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cendant omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor

THE CATHOLIC FUNDS®

GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicfunds.com

BY UPS OVERNIGHT

January 8, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cendant Corporation—Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

This is in response to Eric J. Bock's letter dated December 24, 2003, replying to my letter dated December 16, 2004.

My position continues to be that our proposal is sufficiently clear and specific and that Cendant could honor it without breaching the employment agreement.

There is, however, the problem of the error I made in one of the resolution's citations. I would hope that the Staff would find it to be immaterial or would allow some way to delete or fix it, in the interest of allowing Cendant's shareholders to voice their opinion about CEO compensation at the Company.

Mr. Bock's ghostwriters at Skadden Arps continue to show an interesting penchant for hyperbole in the guise of analysis. While, as noted above, I am comfortable standing by the substance of my letter without responding in detail to their latest arguments, I would like to deny at least a few of their more egregious accusations:

- I did not assert any right to replace our original proposal. I offered some suggestions for possible amendments if the Staff were inclined to offer that opportunity, as I understand it sometimes does.

- I have not "call[ed] for the Company to unilaterally terminate the Chief Executive Officer's employment agreement without cause."

- I did not assert that the 500-word limit "necessarily results in a level of imprecision that renders a proposal vague and ambiguous and, thus, false and misleading."

- I am not "seeking to misuse the Rule 14a-8 shareholder proposal process . . . ."

- I did not "concede . . . that the Original Proposal violates New York law and, thus, may properly be excluded . . . ."

Sincerely,

Theodore F. Zimmer

Theodore F. Zimmer
President

cc: Eric J. Bock, Cendant Corporation
Donna Meyer, Ph.D., CHRISTUS HEALTH
Sister Antoinette Kaiser, Congregation of Divine Providence
Sister Imelda Gonzalez, Providence Trust
Sister Lillian Anne Healy, Congregation of the Sisters of Charity of the Incarnate Word

THE CATHOLIC FUNDS®

GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicfunds.com

BY UPS OVERNIGHT

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cendant Corporation—Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

This is in response to Eric J. Bock's letter dated December 10, 2003, asking the Staff to concur with Cendant's intention to omit our CEO Pay Limit proposal from its Proxy Materials. As required by the Rule, we are submitting six paper copies of this response.

I. Rules 14a-8(i)(2) and 14a-8(i)(6)

We acknowledge that the Employment Agreement extends for ten and a half years until December 31, 2012. We note also that paragraphs (i), (ii), and (iii) of Section 6(a) state that the Company may terminate Mr. Silverman's employment only on account of death, disability, willful dereliction of duty, fraud, or felony conviction. However, we note also that paragraph (v) of Section 6(a) allows the Company to terminate Mr. Silverman's employment in circumstances "other than" the listed circumstances. In fact, paragraph (v) provides for specific compensation arrangements if that should occur. Given Mr. Silverman's age and the long duration of the contract, it appears that the parties foresaw that at some point the Company might need to invoke paragraph (v) to terminate his employment. Indeed, no responsible board of directors would have approved a ten-year contract that had as the only outs death, disability and willful misconduct. In any case, the Company could terminate Mr. Silverman's employment without breaching the Employment Agreement. Therefore it could implement our proposal without breaching the Employment Agreement. Accordingly, Rules 14a-8(i)(2) and 14a-8(i)(6) do not provide a basis for omitting our proposal.

If the Staff would disagree with our position, we would amend the proposal so that it would not apply to the present Employment Agreement.

II. Rule 14a-8(i)(3)—Vague and Indefinite

The Company asserts that our proposal is "open-ended and subject to vastly different interpretations" and provides "absolutely no guidance." This is obviously hyperbole.

The Company implicitly asserts that the Rule requires a degree of precision that only "specific instructions" could satisfy. A proposal should fail, the Company implies, unless it is so specific that only one set of specific actions could satisfy it. However, the Rule should not be interpreted to require shareholders to deny a company any flexibility in achieving broader goals. Nor should the rule be construed to require a degree of precision that is incompatible with the 500-word limit. With its demand for "specific instructions," the Company asks for a level of precision that cannot be achieved within the word limit unless we would drop elements of our proposal. That cannot be the intent of the Rule.

We believe that our proposal is sufficiently precise to define a commonly understandable range of possible actions. Our proposal is not "materially false or misleading."

III. Rule 14a-8(i)(3)—Impugning, Charging

We acknowledge that the Crystal quote is incomplete. Including it was an unintentional error on my part. We ask to replace the Crystal citation with another citation that supports the point made in the text.

Since shareholder proposals are most often and by nature critical of management, Note (b) of Rule 14a-9 must be construed to allow criticism. The Rule must also be construed to allow a filing shareholder to explain why fellow shareholders should be concerned about the problem raised by a resolution. Our connection between Cendant and the problem of executive compensation on a broader scale is supported by citing the Business Week, Forbes and AFL-CIO studies. We believe that we have submitted sufficient factual foundation to satisfy Note (b) of Rule 14a-9.

Nonetheless, to address the Company's concern, we would be willing to amend the resolution to diminish the connection between Cendant and all of the potentially deleterious effects of excessive executive compensation.

IV. Possible Amendments

Exhibit A--We are willing to amend our proposal as shown in Exhibit A. It addresses the matter discussed in the preceding section III. In Exhibit A, the citation of footnote (3) is replaced, the sentence saying that Cendant is part of the national excess-compensation problem is deleted, and the paragraph with data about Cendant is moved to a point outside of the discussion of the national problem.

Exhibit B—If the Staff would disagree with our position discussed in section I above, we would be willing to amend our proposal as shown in Exhibit B. It includes the Exhibit A changes as well as the change to address the section I issue—i.e, the addition of the phrase "to the extent consistent with contractual obligations now in effect" in the Resolved section.

Sincerely,

Theodore F. Zimmer

Theodore F. Zimmer
President

cc: Eric J. Bock, Cendant Corporation
Donna Meyer, Ph.D., CHRISTUS HEALTH
Sister Antoinette Kaiser, Congregation of Divine Providence
Sister Imelda Gonzalez, Providence Trust
Sister Lillian Anne Healy, Congregation of the Sisters of Charity of the Incarnate Word

Exhibit A

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and may degrade long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

Exhibit A

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. According to United For a Fair Economy, there may be an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

Exhibit B

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and may degrade long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

RESOLVED: The shareholders urge the Board of Directors, to the extent consistent with contractual obligations now in effect:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

Exhibit B

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").
2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.
3. According to United For a Fair Economy, there may be an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)
4. Economist.com, Executive Pay, 10/9/03
5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html
6. AFL/CIO Executive Paywatch, www.aflcio.org

Eric J. Bock
Executive Vice President
and Corporate Secretary

CENDANT

December 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED DEC 24 2003

Re: Cendant Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 10, 2003 (the "December 10 Letter") pursuant to which Cendant Corporation (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Original Proposal") submitted by The Catholic Equity Fund and co-sponsored by CHRISTUS Health, Congregation of Divine Providence, Providence Trust, and Congregation of the Sisters of Charity of the Incarnate Word may properly be omitted pursuant to Rule 14a-8 from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. This letter is in response to the letter, dated December 16, 2003, from The Catholic Equity Fund (referred to herein as the "Proponent") to the Staff (the "Proponent's Letter"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and each of the co-sponsors.

I. Introduction

The Proponent's Letter does not cite a single authority or precedent in support of the Original Proposal, nor does it even attempt to refute or distinguish the numerous authorities and precedents cited in the December 10 Letter. Instead, the Proponent's Letter:

- Acknowledges that the Original Proposal violates Rules 14a-8(i)(2) and 14a-8(i)(6), and impermissibly attempts to transform the Original Proposal

Cendant Corporation, 9 West 57th Street, 37th Floor, New York, NY 10019. Tel: (212) 413-1836. Fax: (212) 413-1922. eric.bock@cendant.com

Eric J. Bock
Executive Vice President
and Corporate Secretary

CENDANT

December 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cendant Corporation – Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 10, 2003 (the "December 10 Letter") pursuant to which Cendant Corporation (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Original Proposal") submitted by The Catholic Equity Fund and co-sponsored by CHRISTUS Health, Congregation of Divine Providence, Providence Trust, and Congregation of the Sisters of Charity of the Incarnate Word may properly be omitted pursuant to Rule 14a-8 from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders. This letter is in response to the letter, dated December 16, 2003, from The Catholic Equity Fund (referred to herein as the "Proponent") to the Staff (the "Proponent's Letter"). In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and each of the co-sponsors.

I. Introduction

The Proponent's Letter does not cite a single authority or precedent in support of the Original Proposal, nor does it even attempt to refute or distinguish the numerous authorities and precedents cited in the December 10 Letter. Instead, the Proponent's Letter:

- Acknowledges that the Original Proposal violates Rules 14a-8(i)(2) and 14a-8(i)(6), and impermissibly attempts to transform the Original Proposal

Cendant Corporation. 9 West 57th Street, 37th Floor, New York, NY 10019. Tel: (212) 413-1836. Fax: (212) 413-1922. eric.bock@cendant.com

into a new proposal (the "Revised Proposal") that calls for the Company to unilaterally terminate the Chief Executive Officer's employment agreement without cause;

- Asserts, in a novel and unsupportable argument, that Rule 14a-8(d), which provides for a 500-word limitation on the Proponent's resolution and supporting statement, necessarily results in a level of imprecision that renders a proposal vague and ambiguous and, thus, false and misleading; and

- Acknowledges that a source cited in the Original Proposal was incomplete and, thus, false and misleading, and asserts the right to replace the false and misleading statement with another statement, presumably one the Proponent will assert is not false and misleading.

The Proponent, in sum, is seeking to misuse the Rule 14a-8 shareholder proposal process by recrafting its Original Proposal and deleting from, and adding to, its supporting statement in an effort to cure its fundamentally defective Original Proposal. The Proponent also presents multiple alternative Revised Proposals in an impermissible effort to seek an advisory opinion from the Staff as to whether one of its alternative Revised Proposals might be valid under Rule 14a-8.

II. Responses to the Proponents' Letter

A. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate State Law

The Proponent, with admirable candor, quickly concedes that the Original Proposal violates New York law and, thus, may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2) and 14(a)-8(i)(6). The Proponent improperly attempts to address this fatal defect by transforming the Original Proposal into a Revised Proposal that calls for the Company to unilaterally terminate the Chief Executive Officer's employment agreement without cause. In Section I of the Proponent's Letter, the Proponent states:

> "...the Company could terminate Mr. Silverman's employment without breaching the Employment Agreement. Therefore, it could implement our proposal without breaching the Employment Agreement. Accordingly, Rules 14a-8(i)(2) and 14a-8(i)(6) do not provide a basis for omitting our proposal." (Emphasis in original)

Put slightly differently, the Proponent concedes that the Original Proposal does violate Rules 14a-8(i)(2) and 14a-8(i)(6) unless the Company terminates the CEO's employment agreement without cause. The Revised Proposal, which would require termination of the CEO's employment, is fundamentally different from the Original Proposal.

Rule 14a-8 does not contemplate that a proponent may unilaterally submit a new proposal or revise its supporting statement to correct an improper proposal once a company has identified the proposal's defects in a no-action letter request. Moreover, Rule 14a-8 does not require a company to accept or acknowledge a proponent's revised proposal. As stated in Section E.1. of the Division of Corporate Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"), "[t]here is no provision in Rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, [the Staff has] a long standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." The Proponent's attempted revisions are not minor in nature and do, in fact, alter the substance of the Original Proposal.

Moreover, even if it was permissible (which it is not) for the Proponent to recraft the Original Proposal to call for the Company to terminate the CEO's employment without cause, the Revised Proposal would properly be excludable under Rule 14a-7, as relating to the Company's ordinary business operations. The Staff consistently has concluded that proposals that relate to the dismissal, termination or hiring of executive officers may be properly omitted pursuant to Rule 14a-8(i)(7) because such proposals relate to a company's ordinary business operations. See, e.g., The Walt Disney Company (December 16, 2002) (allowing exclusion of a proposal to terminate the corporation's chairman and chief executive officer pursuant to Rule 14a-8(i)(7)); Wachovia Corporation (February 17, 2002); and Spartan Motors, Inc. (March 13, 2001).

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because The Proposal Is in Violation of Rule 14a-9

As discussed in Section III.A. of the December 10 Letter, the Company believes that the Original Proposal may properly be excluded pursuant to Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that shareholders will not be able to understand what they are voting upon, and the Board will not be able to determine with reasonable certainty the appropriate measures necessary to implement the Original Proposal if adopted. The Proponent's sole substantive response is that it believes the federal securities laws (the 500-word limitation of Rule 14a-8(d)) necessarily require that proposals be vague and ambiguous because the requisite degree of clarity cannot be achieved in 500 words. This argument, while novel, is unpersuasive, as each year many hundreds of Rule 14a-8 shareholder proposals comply with 500-word limitation and achieve the necessary clarity so that the proposal is not false and misleading in violation of Rule 14a-9.

The Proponent quickly acknowledges that its citation of a statement by Graef Crystal is "incomplete" and was an "unintentional error." Whatever the reasons for the false and misleading statement, the proper remedy under Rule 14a-8 is the deletion of the offending statement. Alternatively, the Staff may, at times, permit a statement to be modified so that it is no longer false and misleading. See, Section E.5. of the Staff Legal Bulletin. There is nothing, however, in Rule 14a-8 that permits the Proponent, having made a false and misleading statement, to replace that statement with a completely different statement.

Finally, the Proponent misinterprets the Company's argument in Section III.B. of the December 10 Letter. Contrary to the Proponent's argument, the Company did not assert, and is not asserting, that statements critical of management violate Rule 14a-9. It is, however, materially false and misleading for the Proponent to present the assertions included in the supporting statement as factual matters when, in fact, they are matters of the Proponent's opinion. It is also materially false and misleading for the Proponent to imply that the Company's management engages in improper and unethical behavior, by linking general criticisms of senior executive compensation to the Company's compensation practices. As presented, the Proponent's supporting statement misleadingly suggests that the criticisms in the first two paragraphs were intended to apply to the Company. Accordingly, the Company reiterates its request that the Staff concur with the Company's position that the Original Proposal may properly be excluded from the Proxy Materials because of the false and misleading statements.

III. Conclusion

For the reasons set forth above and in the December 10 Letter, the Company believes that (i) the Original Proposal may properly be omitted from the Proxy Materials, (ii) the Revised Proposal has been impermissibly submitted and, in any event, violates Rule 14a-8(i)(7) and (iii) that the Original Proposal and the Revised Proposal are false and misleading under Rule 14a-9 and, therefore, violate Rule 14a-8(i)(3). Should the Staff disagree with the Company's conclusions or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 413-1836.

Sincerely,

Eric J. Bock
Executive Vice President, Law
and Corporate Secretary

Enclosures

151882v1

cc: Theodore F. Zimmer, President
The Catholic Equity Fund

Donna Meyer, Ph.D., System Director - Community Health
CHRISTUS Health

Sister Antoinette Kaiser, Treasurer
Congregation of Divine Providence

Sister Imelda Gonzalez, Trustee
Providence Trust

Sister Lillian Anne Healy, Director of Corporate Responsibility
Congregation of the Sisters of Charity
of the Incarnate Word

THE CATHOLIC FUNDS®

GIVING VOICE TO CATHOLIC VALUES℠

Theodore F. Zimmer
Direct phone: 414-278-6490
E-mail: tzimmer@catholicfunds.com

BY UPS OVERNIGHT

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cendant Corporation—Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

This is in response to Eric J. Bock's letter dated December 10, 2003, asking the Staff to concur with Cendant's intention to omit our CEO Pay Limit proposal from its Proxy Materials. As required by the Rule, we are submitting six paper copies of this response.

I. Rules 14a-8(i)(2) and 14a-8(i)(6)

We acknowledge that the Employment Agreement extends for ten and a half years until December 31, 2012. We note also that paragraphs (i), (ii), and (iii) of Section 6(a) state that the Company may terminate Mr. Silverman's employment only on account of death, disability, willful dereliction of duty, fraud, or felony conviction. However, we note also that paragraph (v) of Section 6(a) allows the Company to terminate Mr. Silverman's employment in circumstances "other than" the listed circumstances. In fact, paragraph (v) provides for specific compensation arrangements if that should occur. Given Mr. Silverman's age and the long duration of the contract, it appears that the parties foresaw that at some point the Company might need to invoke paragraph (v) to terminate his employment. Indeed, no responsible board of directors would have approved a ten-year contract that had as the only outs death, disability and willful misconduct. In any case, the Company could terminate Mr. Silverman's employment without breaching the Employment Agreement. Therefore it could implement our proposal without breaching the Employment Agreement. Accordingly, Rules 14a-8(i)(2) and 14a-8(i)(6) do not provide a basis for omitting our proposal.

If the Staff would disagree with our position, we would amend the proposal so that it would not apply to the present Employment Agreement.

II. Rule 14a-8(i)(3)—Vague and Indefinite

The Company asserts that our proposal is "open-ended and subject to vastly different interpretations" and provides "absolutely no guidance." This is obviously hyperbole.

The Company implicitly asserts that the Rule requires a degree of precision that only "specific instructions" could satisfy. A proposal should fail, the Company implies, unless it is so specific that only one set of specific actions could satisfy it. However, the Rule should not be interpreted to require shareholders to deny a company any flexibility in achieving broader goals. Nor should the rule be construed to require a degree of precision that is incompatible with the 500-word limit. With its demand for "specific instructions," the Company asks for a level of precision that cannot be achieved within the word limit unless we would drop elements of our proposal. That cannot be the intent of the Rule.

We believe that our proposal is sufficiently precise to define a commonly understandable range of possible actions. Our proposal is not "materially false or misleading."

III. Rule 14a-8(i)(3)—Impugning, Charging

We acknowledge that the Crystal quote is incomplete. Including it was an unintentional error on my part. We ask to replace the Crystal citation with another citation that supports the point made in the text.

Since shareholder proposals are most often and by nature critical of management, Note (b) of Rule 14a-9 must be construed to allow criticism. The Rule must also be construed to allow a filing shareholder to explain why fellow shareholders should be concerned about the problem raised by a resolution. Our connection between Cendant and the problem of executive compensation on a broader scale is supported by citing the Business Week, Forbes and AFL-CIO studies. We believe that we have submitted sufficient factual foundation to satisfy Note (b) of Rule 14a-9.

Nonetheless, to address the Company's concern, we would be willing to amend the resolution to diminish the connection between Cendant and all of the potentially deleterious effects of excessive executive compensation.

IV. Possible Amendments

Exhibit A--We are willing to amend our proposal as shown in Exhibit A. It addresses the matter discussed in the preceding section III. In Exhibit A, the citation of footnote (3) is replaced, the sentence saying that Cendant is part of the national excess-compensation problem is deleted, and the paragraph with data about Cendant is moved to a point outside of the discussion of the national problem.

Exhibit B—If the Staff would disagree with our position discussed in section I above, we would be willing to amend our proposal as shown in Exhibit B. It includes the Exhibit A changes as well as the change to address the section I issue—i.e, the addition of the phrase "to the extent consistent with contractual obligations now in effect" in the Resolved section.

Sincerely,

Theodore F. Zimmer

Theodore F. Zimmer
President

cc: Eric J. Bock, Cendant Corporation
Donna Meyer, Ph.D., CHRISTUS HEALTH
Sister Antoinette Kaiser, Congregation of Divine Providence
Sister Imelda Gonzalez, Providence Trust
Sister Lillian Anne Healy, Congregation of the Sisters of Charity of the Incarnate Word

Exhibit A

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and may degrade long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

Exhibit A

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").

2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.

3. According to United For a Fair Economy, there may be an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

4. Economist.com, Executive Pay, 10/9/03

5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html

6. AFL/CIO Executive Paywatch, www.aflcio.org

Exhibit B

CEO PAY LIMIT

WHEREAS:

U.S. CEO compensation is often excessive (1) and often tempts CEOs to undertake self-serving ventures (2) and may degrade long-term stock performance. (3) The ratio of average CEO pay to average-worker pay has skyrocketed from about 40 in 1980 to at least several hundred currently.(4)

We believe that the system for compensating CEOs would markedly improve if companies would take three steps. First, restore a reasonable relationship to average-worker pay. Second, include company stock or options in the CEO's compensation only if the company provides that same type of compensation to all fulltime workers on a basis that would avoid increasing the pay gap. Third, link CEO compensation to meeting specific performance requirements that would mainly reflect the contributions of the CEO rather than of the work force or the economy in general.

In our opinion, a huge CEO-to-worker pay gap not only degrades worker and therefore company performance but also violates the dignity and worth of every human being that is the foundation of Catholic social teaching and common moral principles.

Both Business Week and Forbes gave the Company their worst rankings in their studies of CEO compensation versus stock performance. (5) Another study shows the Company's 2002 CEO compensation to be 578 times the pay of an average U.S. worker. (6)

RESOLVED: The shareholders urge the Board of Directors, to the extent consistent with contractual obligations now in effect:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;

- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and

- In that proposal, to provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all fulltime employees such that they would participate proportionately in stock performance.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

Exhibit B

"Non-Managerial Workers" means those employees of the company worldwide whose work would put them into the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Notes:

1. Conference Board, 9/17/02 (quoting Greenspan: "infectious greed"), Business Week 4/22/02 ("simply out of hand").

2. Edward M. Welch, "Justice In Executive Compensation", America 5/19/03.

3. According to United For a Fair Economy, there may be an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

4. Economist.com, Executive Pay, 10/9/03

5. http://bwnt.businessweek.com/exec_comp/2003/index.asp; http://www.forbes.com/2003/04/23/ceoland.html

6. AFL/CIO Executive Paywatch, www.aflcio.org

CENDANT

CENDANT CORPORATION
LEGAL DEPARTMENT
9 West 57th Street
37th Floor
New York, NY 10019

FACSIMILE COVERSHEET

DATE: January 14, 2004

To: Ann Nguyen   Fax: 202-942-9533

FROM: Eric J. Bock
Executive Vice President, Law
and Corporate Secretary

Phone: (212) 413-1836
Fax: (212) 413-1922

PAGES: 3 (including coversheet)

Eric J. Bock
Executive Vice President
and Corporate Secretary

CENDANT

January 15, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cendant Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letters dated December 10, 2003 (the "December 10 Letter"), and December 24, 2003 (the "December 24 Letter"), pursuant to which Cendant Corporation (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement submitted by The Catholic Equity Funds and co-sponsored by CHRISTUS Health, Congregation of Divine Providence, Providence Trust and Congregation of the Sisters of Charity of the Incarnate Word may properly be omitted pursuant to Rule 14a-8 from the proxy materials to be distributed by the Company in connection with its 2004 annual meeting of shareholders. I also refer to the letters submitted by The Catholic Equity Funds (the "Proponent") dated December 16, 2003 (the "December 16 Letter"), and January 8, 2004 (the "January 8 Letter"). This letter is a brief response to the January 8 Letter.

In the January 8 Letter, the Proponent continues to sidestep the extensive authority and precedent cited in the Company's December 10 Letter and December 24 Letter, and has now submitted two letters to the Staff in which the Proponent offers no support for the positions it takes.

Instead the Proponent devotes the January 8 Letter to an attempted recharacterization of various statements it made and arguments it advanced in the December 16 Letter. Rather than dispute these characterizations on an item-by-item basis, we will let the prior correspondence speak for itself. Finally, with respect to the Proponent's gratuitous comment regarding "ghostwriters," we note our surprise at the Proponent's apparent displeasure that the Company has engaged outside counsel to assist it with regard to this matter.

152991v1

Cendant Corporation. 9 West 57th Street, 37th Floor, New York, NY 10019. Tel: (212) 413-1836. Fax: (212) 413-1922. eric.bock@cendant.com

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Company's proxy materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 413-1836.

Sincerely,

Eric J. Bock
Executive Vice President, Law
and Corporate Secretary

cc: Theodore F. Zimmer, President
The Catholic Equity Funds

Donna Meyer, Ph.D., System Director - Community Health
CHRISTUS Health

Sister Antoinette Kaiser, Treasurer
Congregation of Divine Providence

Sister Imelda Gonzalez, Trustee
Providence Trust

Sister Lillian Anne Healy, Director of Corporate Responsibility
Congregation of the Sisters of Charity
of the Incarnate Word

152991v1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cendant Corporation
Incoming letter dated December 10, 2003

The proposal requests that the board: limit the compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO the greater amount; in any proposal for shareholder approval, provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions; and in that proposal, provide for grants to the CEO of stock options or other equity only if the company provides equity compensation to all full-time employees such that they would participate proportionately in stock performance.

There appears to be some basis for your view that Cendant may exclude the proposal under rules 14a-8(i)(2) and 14a-8 (i)(6) because it may cause Cendant to breach an existing compensation agreement. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Cendant with a proposal revised in this manner, within seven calendar days after receiving the letter, we will not recommend enforcement action to the Commission if Cendant omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Cendant may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence "Cendant Corporation appears to be a part of this national problem"; and

- revise the footnote to the phrase "and often degrades long-term stock performance" to provide an accurate citation to a specific source.

Accordingly, unless the proponent provides Cendant with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Cendant omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor